UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No.2

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to ____________________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

GAMESQUARE ESPORTS INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Jurisdiction of incorporation or organization)

65 QUEEN STREET WEST, SUITE 900, TORONTO, ONTARIO M5H 2M5, CANADA
(Address of principal executive offices

KEVIN WRIGHT TELEPHONE: (416) 861-2267 EMAIL: KEVIN@GAMESQUARE.COM ADDRESS: 65 QUEEN STREET WEST, SUITE 900, TORONTO, ONTARIO M5H 2M5, CANADA]
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares

The number of outstanding common shares of GameSquare's only class of capital or common stock as at July July 30, 2021 was  243,901,900 common shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ Emerging growth company ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☐

i

ii

 In this Form 20-F, the terms "we", "our", "us" and "GameSquare" refer, unless the context requires otherwise, to GameSquare Esports Inc.

CURRENCY

All amounts are expressed in Canadian dollars ("C$") unless otherwise stated. See the information under the heading "Item 3.A. Selected Financial Data — Exchange Rates" for relevant information about the rates of exchange between Canadian dollars and the other functional currencies used by certain subsidiaries of GameSquare.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this registration statement on Form 20-F (this "Form 20-F") constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). These statements reflect our management's expectations with respect to future events, the Corporation's financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "shall", "should", "will", "would", and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statement included in this Form 20-F should not be unduly relied upon. Unless otherwise indicated, these statements speak only as of the date of this Form 20-F.

In particular, this Form 20-F contains forward-looking statements pertaining to, among other things, the factors discussed under "Item 3. Key Information — D. Risk Factors."

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading "Item 3. Key Information — D. Risk Factors.", If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included in this Form 20-F, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements in this Form 20-F speak only as to the date hereof and are based on our beliefs, opinions and expectations at the time they are made. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Any forward-looking statements included in this Form 20-F are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this Form 20-F. The Corporation does not assume or undertake any obligation to update or revise any forward-looking statements or departures from them, except as required by applicable law. New factors emerge from time to time, and it is not possible for our management to predict all such factors and to assess in advance the impact of each such factor on the business of the Corporation or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Directors

The following table sets forth the names and positions of the members of our board of directors (the "Board") as of the date of this Form 20-F. The business address of all directors is: 65 Queen Street West, Suite 900, Toronto, Ontario M5H 2M5, Canada.

Name	Position
Neil Said	Chairman of the Board
Justin Kenna	Executive Director and Chief Executive Officer
Kevin Wright	Executive Director and President
Craig Armitage	Independent Non-Executive Director
Paul LeBreux	Independent Non-Executive Director

Senior Management

The following table sets forth the names and positions of the members of our senior management as of the date of this Form 20-F. The business address of all members of senior management is: 65 Queen Street West, Suite 800, Toronto, Ontario M5H 2M5, Canada.

Name	Position
Justin Kenna	Chief Executive Officer
Kevin Wright	President
Paul Bozoki	Chief Financial Officer
Aaron Atin	Corporate Secretary
Jan Neumeister	Head of European Operations

Service Agreements

The following describes the respective consulting agreements entered into by the Corporation as of the date of this Form 20-F. Other than as disclosed below, none of our officers or directors have compensation arrangements pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Name	Notice Period	Monthly Fees	Severance on Termination	Severance on Change of Control

Justin Kenna, Chief Executive Officer and Executive Director	30 days	US$50,000	Twelve months' fees	36 months' base fees plus aggregate cash bonuses paid in the 36 months prior to the Change in Control.

Paul Bozoki, Chief Financial Officer and Executive Director	30 days	C$8,333.33	Six months' fees	24 months' base fees plus aggregate cash bonuses paid in the 24 months prior to the Change in Control.

Kevin Wright, President	30 days	C$18,750	Twelve months' fees	24 months' base fees plus aggregate cash bonuses paid in the 24 months prior to the Change in Control.

Name	Notice Period	Monthly Fees	Severance on Termination	Severance on Change of Control

Neil Said, Chairman of the Board	30 days	C$5,000	Six months' fees	24 months' base fees plus aggregate cash bonuses paid in the 24 months prior to the Change in Control.

Jan Neumeister, Head of European Operations	30 days	US$12,500	Three months' fees	Nil

Forbes & Manhattan Consulting Contract(1)	30 days	C$10,000	12 months' fees	36 months' base fees plus aggregate cash bonuses paid in the 36 months prior to the Change in Control.

Aaron Atin, Corporate Secretary	30 days	C$3,000	Six months' fees	24 months' base fees plus aggregate cash bonuses paid in the 24 months prior to the Change in Control.

____________________
(1) Forbes & Manhattan is a private merchant bank with a global focus on the resource, agriculture, technology and telecommunications sectors, headquartered in Toronto which provides management and financial consulting services for GameSquare. Neil Said, the Chairman of the Board, is a corporate lawyer for Forbes & Manhattan.

The estimated incremental payments, payables and benefits that might be paid to the officers pursuant to the above noted agreements in the event of termination without cause or after a Change in Control (assuming such termination or Change in Control is effective as of the date of this Form 20-F) are detailed below:

Named Executive Officer	Termination not for Cause	Termination on a Change of Control
	(C$)
Justin Kenna
Salary and Quantified Benefits	362,000	1,085,000
Bonus	Nil	Nil
Total	362,000	1,085,000
Paul Bozoki
Salary and Quantified Benefits	50,000	200,000
Bonus	Nil	Nil
Total	50,000	200,000
Kevin Wright
Salary and Quantified Benefits	225,000	450,000
Bonus	Nil	Nil
Total	225,000	450,000
Neil Said
Salary and Quantified Benefits	30,000	72,000
Bonus	Nil	Nil
Total	30,000	72,000
Jan Neumeister
Salary and Quantified Benefits	45,250	45,250
Bonus	18,100	18,100
Total	63,350	63,350
Manhattan & Forbes
Salary and Quantified Benefits	120,000	360,000
Bonus	Nil	Nil
Total	120,000	360,000
Aaron Atin
Salary and Quantified Benefits	18,000	72,000
Bonus	Nil	Nil
Total	18,000	72,000
Total	868,350	2,302,350

B. Advisers

Our external legal advisers are Nauth LPC, 17 Queen Street West, Suite 401 Toronto, Ontario M5V 0R2, Canada.

Our external financial advisers are Forbes & Manhattan, 65 Queen Street West Suite 805, P.O. Box 71, Toronto, Ontario M5H 2M5, Canada.

C. Auditors

Our auditors are Kreston GTA LLP, Chartered Accountants (“Kreston”), with its office located at 8953 Woodbine Avenue, Markham, ON, L3R 0J9, Canada. Kreston is a member of the Chartered Professional Accountants of Ontario and the Public Company Accounting Oversight Board.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables present selected historical financial data for GameSquare and its subsidiaries (collectively, the "Group"). The balance sheet financial data as at November 30, 2020 and the three months ended February 28, 2021 and the income statement financial data for the year ended November 30, 2020 and the three months ended February 28, 2021, in each case as set forth below, has been derived from the Group's audited consolidated financial statements included by reference in this Form 20-F.

Balance Sheet

The following tables present the Group's balance sheet for the year ended November 30, 2020 and the three months ended February 28, 2021.

Year Ended November 30, 2020
(C$)
Assets
Current assets
Cash	660,686
Amounts receivable	381,749
Prepaid expenses and deposits	109,142
Other investments	62,635
Total current assets	1,214,212
Equipment	1,419
Intangibles	2,361,567
Goodwill	2,258,109
Reclamation deposits	338,606
Total Assets	6,173,913
Liabilities
Current liabilities
Accounts payable	845,273
Deferred revenue	104,630
Total current liabilities	949,903
Deferred consideration on acquisition of Code Red	335,000
Loans	40,000
Reclamation provision	323,933
Deferred tax liability	464,000
Total Liabilities	2,112,836
Shareholders' Equity
Share capital	6,340,328
Contributed surplus	718,951
Warrants	827,461
Accumulated other comprehensive income	884
Accumulated deficit	(3,826,547)
Total Shareholders' Equity	4,061,077
Total Liabilities and Shareholders' Equity	6,173,913

Three Months Ended February 28, 2021
(C$)
Assets
Current assets
Cash	1,133,220
Amounts receivable	357,047
Prepaid expenses and deposits	185,336
Other investments	62,635
Total current assets	1,738,238
Equipment	1,286
Intangibles	2,288,253
Goodwill	2,320,812
Reclamation deposits	434,320
Total Assets	6,782,909
Liabilities
Current liabilities
Accounts payable	977,778
Deferred revenue	68,855
Deferred consideration on acquisition of Code Red	335,000
Total Current Liabilities	1,381,633
Long term loan	60,000
Reclamation provision	323,933
Deferred tax liability	437,144
Total Liabilities	2,202,710
Shareholders' Equity
Share capital	7,111,358
Contributed surplus	812,300
Warrants	1,055,181
Accumulated other comprehensive income	117,503
Accumulated deficit	(4,516,143)
Total Shareholders' Equity	4,580,199
Total Liabilities and Shareholders' Equity	6,782,909

Income Statement

The following tables present the Group's statement of loss and comprehensive loss for the year ended November 30, 2020 and the three months ended February 28, 2021.

Year Ended November 30, 2020
(C$)
Revenue	488,774
Cost of sales	331,228
Gross margin	157,546
Consulting and salaries	760,648
Professional fees	8,323
Office and general	202,569
Travel	4,107
Depreciation	81,433
Shareholder communications	52,229
Bad debt expense	74,581
Share based compensation	709,953
Foreign exchange	5,110
Change in fair value of reclamation provision	6,308
Interest expense, net of interest income	9,550
RTO transaction costs	1,817,540
Total Expenses	3,732,351
Loss before taxes	(3,574,805)
Income taxes	(1,697)
Net loss	(3,573,108)
Basic and diluted per share	(0.14)
Weighted average number of common shares outstanding – basic and diluted	24,995,371

Three Months Ended February 28, 2021
(C$)
Revenue	1,045,255
Cost of sales	926,235
Gross margin	119,020
Consulting and salaries	524,212
Professional fees	50,166
Office and general	73,764
Travel	261
Depreciation	123,504
Shareholder communications	56,671
Share based compensation	93,349
Foreign exchange	21,414
Change in fair value of reclamation provision	(95,288)
Interest expense, net of interest income	(393)
Total Expenses	847,660)
(Loss) before taxes	(728,640)
Income taxes	(39,044)
Net (loss)	(689,596)
Basic and diluted (loss) per share	(0.01)
Weighted average number of common shares outstanding – basic and diluted	52,167,059

Exchange Rates

Our consolidated financial information is presented in Canadian dollars. However, the functional currency of Code Red Ltd. is the UK pound sterling ("GBP"). Transactions in foreign currencies, including GBP, are translated into the transacting entities' functional currency at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the statement of financial position dates. Non-monetary items in a foreign currency are measured in terms of historical cost and are translated using the exchange rates on the dates of the initial transactions. All differences are taken to the statements of income in the periods in which they arise.

The assets and liabilities of foreign operations are translated at the exchange rates at the reporting date to the presentation currency. The income and expenses of foreign operations are translated at the exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income (loss) and accumulated in the translation reserve.

B. Capitalization and Indebtedness

The following table presents the Group's cash and cash equivalents and capitalization as at April 30, 2021.

As at April 30, 2021
(C$)
Cash and cash equivalents	5,027,014
Borrowings:
Borrowings	763,016
Total borrowings	763,016
Equity:
Share capital	26,244,618
Reserves	(1,316,387)
Total Equity	24,928,231
Total capitalization	30,718,261

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk and the securities must be considered highly speculative. You should consider carefully all of the risks described below, together with the other information contained in this Form 20-F, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

The risk factors outlined below are not a definitive list of all risk factors associated with an investment in the securities offered hereunder. Additional risks and uncertainties not presently known to us, or which we currently deem not to be material, may also have a material adverse effect. Prospective investors and shareholders should consider carefully all of the information set out in this Form 20-F and the risks attaching to an investment in us before making any investment decision and consult with their own professional advisors where necessary.

Risks Related to Our Business

We are an early stage company with a limited operating history.

GameSquare Inc. was incorporated under the laws of the province of Ontario, Canada on December 13, 2018. GameSquare Inc. was acquired by oil and gas exploration company Magnolia Colombia Ltd. ("Magnolia") pursuant to a reverse-takeover transaction (the "RTO"), which was completed on October 2, 2020. On September 30, 2020, Magnolia changed its name to GameSquare Esports Inc.

Although GameSquare (formerly Magnolia) had decades of operating experience in the oil and gas industry prior to the RTO, it ceased all direct exploration activities in 2014 and had no experience in the esports industry prior to the RTO. GameSquare acquired its first revenue-generating asset, Code Red Ltd. ("Code Red"), on October 2, 2020. Prior to the acquisition of Code Red, GameSquare's operations were limited to identifying and acquiring target companies in the esports industry.

Consequently, we are subject to all the risks and uncertainties inherent in a new business and in connection with the development and sale of new services. As a result, we still must establish many corporate functions necessary to operate our business, including finalizing our administrative structure, assessing and expanding our marketing activities, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies in this early stage of development. You should carefully consider the risks and uncertainties that a company, such as ours, with a limited operating history will face. In particular, you should consider that we cannot provide assurance that we will be able to:

● successfully implement or execute our current business plan;

● maintain our management team;

● raise sufficient funds in the capital markets to effectuate our business plan;

● attract, enter into or maintain contracts with, and retain clients; and/or

● compete effectively in the extremely competitive environment in which we operate.

If we cannot successfully accomplish any of the foregoing objectives, our business may not succeed.

We generate a significant portion of our revenue from representing esports players, influencers, gaming personalities and other on-screen talent through our wholly-owned subsidiary Code Red. If we fail to attract new clients or to successfully represent our existing clients, our revenue may be adversely affected.

Code Red represents esports players and influencers, including leading Twitch streamers, YouTubers and gaming personalities, as well as other on-screen talent, including commentators, analysts, event hosts, and production crew. Such representation includes soliciting and negotiating contracts with respect to sponsorships and endorsements and participation in esports tournaments, television shows and corporate events. Code Red currently represents 75 esports personalities. For the year ended November 30, 2020, and the three months ended February 28, 2021, representation of esports players, influencers and other on-screen talent and production crew generated approximately 28% and 19%, respectively, of Code Red's revenue.

The agency segment of the esports industry is highly competitive and there is no guarantee that we will succeed in attracting new clients to represent or that we will retain our existing clients. Factors that influence our success in attracting and retaining clients include our ability to:

  successfully negotiate contracts on behalf of our clients;

  secure sponsorships for our clients; and

  secure event and tournament participation for our clients;

Failure to attract or retain clients would have a material, adverse effect on our business, financial condition and results of operations.

Code Red's business model may not remain effective and it cannot guarantee that its future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Code Red generates a portion of its revenue from securing talent for live esports events. Although we anticipate that the audience for such live esports will continue to grow, creating more opportunities for Code Red to provide services, such growth is not guaranteed and demand for Code Red's services may change, decrease substantially or dissipate, or it may fail to anticipate and serve client demands effectively. For example, the coronavirus pandemic ("COVID-19") has reduced demand for in-person esports events while increasing demand for online and broadcasted events. Although Code Red also provides a variety of services relating to online and broadcasted events, any decision to reduce or eliminate its service offering for live esports events in order to prioritize online and broadcasted events may be unsuccessful and would involve additional risks and costs that could materially and adversely affect our business, financial condition and results of operations.

Acquisitions may never materialize, may be subject to unexpected delays or may entail unexpected costs or prove unsuccessful.

We are engaged in identifying, acquiring and developing esports assets that we believe are a strategic fit for our business. However, we cannot predict what form future acquisitions might take or when such acquisitions will be consummated. We are likely to face significant competition in seeking appropriate acquisitions and these acquisitions can be complicated and time consuming to negotiate and document. We may not be able to negotiate acquisitions on acceptable terms, or at all, and we are unable to predict when, if ever, we will consummate such acquisitions due to the numerous risks and uncertainties associated with them.

Since we may not be able to accurately predict these difficulties and expenditures, these costs may outweigh the value we realize from a future acquisition. Future acquisitions could result in issuances of securities that would dilute shareholders' ownership interest, the incurrence of debt, contingent liabilities, amortization of expenses related to other intangible assets, and the incurrence of large, immediate write-offs.

Any of the forgoing could materially and adversely affect our business, financial condition and results of operations.

We have a history of accumulated deficits, recurring losses and negative cash flows from operating activities. We may be unable to achieve or sustain profitability or continue as a going concern.

If we are unable to increase revenues from our existing assets or from assets that we may acquire in the future, we will not be able to achieve and maintain profitability. Beyond this, we may incur significant losses in the future for a number of reasons including other risks described in this document, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we may not ever be able to achieve profitability.

We incurred negative cash flows from operating activities and recurring net losses for the year ended November 30, 2020 and the three months ended February 28, 2021. Our working capital was C$264,309 as of November 30, 2020 and was C$356,605 as of February 28, 2021. As of November 30, 2020 and the three months ended February 28, 2021, our accumulated deficit was C$3,826,547 and C$4,516,143, respectively. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements included in this prospectus do not include any adjustments that might result from the outcome of this uncertainty. In order for us to remove substantial doubt about our ability to continue as a going concern, we must achieve profitability, generate positive cash flows from operating activities and obtain necessary debt or equity funding. If we are unable to increase revenues or obtain additional financing, we may be unable to continue the development of our products and services and we may have to cease operations. In that event you could lose your entire investment.

Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern. Our independent registered public accounting firms have included an explanatory paragraph in our consolidated financial statements for the year ended November 30, 2020 stating that our operating losses and limited working capital, raise substantial doubt about our ability to continue as a going concern. To date, it has been necessary to rely upon the sale of our equity securities to sustain operations. Our management anticipates that we will require additional capital to fund ongoing operations.

There can be no guarantee that we will be able to obtain such funds, or obtain them on satisfactory terms, and that such funds would be sufficient. If such additional funding is not obtained, we may be required to scale back or cease operations.

We will require additional financing and cannot be certain that such additional financing will be available on reasonable terms when required, or at all.

To date, we have relied primarily on equity financing to carry on our business. We have limited financial resources and operating cash flow and can make no assurance that sufficient funding will be available to us to fund our operating expenses and to further develop our business. As of February 28, 2021, we had cash of C$1.1 million. Additionally, the company closed a private placement equity offering for gross proceeds of C$7.0 million on March 4, 2021. We expect our current cash position will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. Thereafter, unless we achieve profitability, we anticipate that we will need to raise additional capital to fund our operations while we implement and execute our business plan.

We currently do not have any contracts or commitments for additional financing. Any additional equity financing may involve substantial dilution to then existing shareholders. There can be no assurance that such additional capital will be available, on a timely basis or on acceptable terms. Failure to obtain such additional financing could result in delay or indefinite postponement of operations or the further development of our business with the possible loss of such properties or assets. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our business or the expansion thereof, take advantage of strategic acquisitions or investment opportunities or respond to competitive pressures. Such inability to obtain additional financing when needed could have a material adverse effect on our business, financial condition and results of operations.

Future cash flows fluctuations may affect our ability to fund our working capital requirements or achieve our business objectives in a timely manner.

Our working capital requirements and cash flows are expected to be subject to quarterly and yearly fluctuations, depending on such factors as timing and size of capital expenditures, levels of sales and collection of receivables and client payment terms and conditions. We expect our current cash position, together with the proceeds of equity offerings, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. However, a greater than expected slow-down in our clients' use of our services may require us to adjust our current business model. As a result, our revenues and cash flows may be materially lower than we expect and we may be required to reduce our capital expenditures and investments or take other measures in order to meet our cash requirements. We may seek additional funds from liquidity-generating transactions and other conventional sources of external financing (which may include a variety of debt, convertible debt and/or equity financings). We cannot provide any assurance that our net cash requirements will be as we currently expect. Our inability to manage cash flow fluctuations resulting from the above factors could have a material adverse effect on our ability to fund our working capital requirements from operating cash flows and other sources of liquidity or to achieve our business objectives in a timely manner.

If we fail to maintain and enhance our brands, our business, financial condition and results of operations may be materially and adversely affected.

We believe that maintaining and enhancing our brands, including GameSquare, Code Red and Reciprocity Corp. ("Reciprocity"), The Gaming Community Network ("GCN") and Rainbow7 and LGD Gaming franchises, as well as any other brands that we may acquire in the future, is important for our business to succeed by increasing our visibility and reputation in the esports industry and enabling us to attract new clients and retain existing clients for our businesses. Since we operate in a highly competitive industry, brand maintenance and enhancement directly affect our ability to maintain and enhance our market position. As we expand, we may conduct various marketing and brand promotion activities using various methods to continue promoting our brands, but we cannot assure you that these activities will be successful. In addition, negative publicity, regardless of its veracity, could harm our brands and reputation, which may materially and adversely affect our business, financial condition and results of operations.

The success of our business depends on our marketing efforts.

Achieving market success will require substantial marketing efforts and the expenditure of funds to inform potential clients of the distinctive benefits and characteristics of our products and services. Our long-term success will depend on our ability to expand current marketing capabilities. We will, among other things, need to attract and retain experienced marketing and sales personnel. No assurance can be given that we will be able to attract and retain such personnel or that any efforts undertaken by such personnel will be successful.

We are subject to privacy laws in each jurisdiction in which we operate and may face risks related to breaches of the applicable privacy laws.

We collect and store personal information about our users, clients and partners and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly user and partner lists, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could have a material adverse effect on our business, financial condition or results of operations.

In addition, there are a number of Canadian federal and provincial laws protecting the confidentiality of personal information and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) ("PIPEDA"), protect personal information by limiting its use and disclosure of personal information. If we are found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of personal information, we could be subject to sanctions and civil or criminal penalties, which could increase our liability, harm our reputation and have a material adverse effect on our business, financial condition or results of operations.

We are exposed to cyber security incidents resulting from deliberate attacks or unintentional events.

Cyber security incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users).

A cyber incident that affects our business or our service providers might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

We use third-party services and partnerships in connection with our business, and any disruption to these services or partnerships could result in a disruption to our business, negative publicity and a slowdown in the growth of our clients, materially and adversely affecting its business, financial condition and results of operations.

We depend upon third-party software and services to conduct business. The inability to access these services could result in a disruption while sourcing replacement service vendors. Additionally, we rely on contracted third-party partnerships to conduct our business. While we have minimized our reliance on any single vendor or partner, any disruption of service from our partners could have a material adverse effect on our business, financial condition or results of operations.

Failure to attract, retain and motivate key employees may adversely affect our ability to compete and the loss of the services of key personnel could have a material adverse effect on GameSquare's business.

We depend on the services of a few key executive officers. The loss of any of these key persons could have a material adverse effect on our business, financial condition and results of operations. Our success is also highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified technical, marketing and management personnel. Competition for such personnel can be intense, and we cannot provide assurance that we will be able to attract or retain highly qualified technical, marketing and management personnel in the future. Stock options may comprise a significant component of key employee compensation, and if the price of our common shares declines, it may be difficult to retain such individuals. Similarly, changes in our share price may hinder our ability to recruit key employees, as they may elect to seek employment with other companies that they believe have better long-term prospects. Our inability to attract and retain the necessary technical, marketing and management personnel may adversely affect our future growth and profitability. Our retention and recruiting may require significant increases in compensation expense, which would adversely affect our results of operation.

Our executive officers and other members of senior management have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect the business, financial condition and results of operations. We are not protected by key man or similar life insurance covering members of senior management.

Our directors and officers may have conflicts of interest.

Our directors and officers are or may become directors or officers of other reporting companies or have significant shareholdings in other public companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. We will, together with our directors and officers, attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, we will establish a special committee of independent directors to review a matter in which one or more directors, or officers, may have a conflict. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to our business, the degree of risk to which we may be exposed and our financial position at that time. Other than as indicated, we have no other procedures or mechanisms to deal with conflicts of interest.

Litigation costs and the outcome of litigation could have a material adverse effect on our business.

From time to time, we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, employment matters, security of client and employee personal information, contractual relations with clients, including gamers, influencers and other on-screen talent, production crew and sponsors, among others and marketing and infringement of trademarks. Litigation to defend against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on its business, financial condition and results of operations.

Other than as disclosed in our financial statements, we are not aware of any current material legal proceedings outstanding, threatened or pending as of the date hereof by or against us. However, given the nature of our business, we are, and may from time to time in the future be, party to various, and at times numerous, legal investigations, proceedings and claims that arise in the ordinary course of business. Because the outcome of litigation is inherently uncertain, if one or more of such legal matters were to be resolved against us for amounts in excess of our expectations, our business, financial condition and results of operations could be materially adversely affected.

We are exposed to foreign currency risk and we have not hedged against risk associated with foreign exchange rate exposure.

Although our functional currency is Canadian dollars, we expect to generate revenue and incur costs in foreign currencies. In particular, we expect to generate revenue and incur costs in GBP, the functional currency of Code Red, and euro, as well as, U.S. dollars, the functional currency of certain of Reciprocity's subsidiaries. Accordingly, we are subject to risk from fluctuations in the rates of currency exchange between such foreign currency and the Canadian dollar, and such fluctuations may materially adversely affect our business, financial condition and results of operations. We do not currently hedge against such currency fluctuations.

We are a holding company with our only asset being direct and indirect ownership of our operating subsidiaries.

As a holding company, we do not have any material non-financial assets other than our direct and indirect ownership of our operating subsidiaries. We have no independent means of generating revenue. To the extent that we will need funds beyond our own financial resources to pay liabilities or to fund operations, we may have to borrow or otherwise raise funds sufficient to meet these obligations and operate our business and, thus, our liquidity and financial condition could be materially adversely affected.

We currently maintain insurance coverage. However, any claims against us may result in our incurring substantial costs and a diversion of resources.

While we currently hold directors and officers liability insurance, we do not maintain key-man life insurance on any of our senior management or key personnel, business interruption insurance, employer's liability insurance or liability insurance. If and when we do obtain insurance coverage, it may be insufficient to cover any claim. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

Risks Related to Our Industry

The esports industry is intensely competitive. We face competition from a growing number of companies and, if we are unable to compete effectively, our business could be negatively impacted.

The esports industry is in competition with other sporting and entertainment events, both live and delivered over television networks, radio, the Internet, mobile applications and other sources. As a result of the large number of options available and the global nature of the esports industry, we face strong competition for esports fans. There is also intense competition amongst businesses operating in the segments of the esports industry where we currently operate or may operate in the future, including esports agencies, influencer technology platforms, analytics technologies, content creation and media content assets.

As some of our competitors have financial resources that are greater than ours, they may spend more money and time on developing their products or services, undertake more extensive marketing campaigns, adopt more aggressive pricing policies or otherwise develop more commercially successful products or services, which could impact our ability to secure new clients or retain existing clients. Furthermore, new competitors may enter the segments of the esports industry where we currently operate or may operate in the future. If we are unable to obtain significant market presence or if we lose market share to our competitors, our business, financial condition and results of operations could be materially adversely affected. Finally, there are many companies with already established relationships with third parties, including sponsors, event and tournament organizers, influencers and esports organizations. Consequently, some competitors may be able to develop and expand their esports organization more quickly. Our success depends on our ability to develop and maintain relationships with such third parties.

Any failure to effectively compete with respect to the foregoing could materially and adversely affect our business, financial condition and results of operations.

Esports is a new and evolving industry, which presents significant uncertainty and business risks.

The esports industry is relatively new and continues to evolve. We have taken steps to diversify our business and continue to seek out new opportunities in the esports industry. However, whether this industry grows and whether our business will ultimately succeed will be affected by, among other things, the success of efforts to monetize the esports industry through tournament fees, live event ticket sales, advertising and sponsorships, spectator demand for in-person, online and televised esports events and tournaments, the success of industry marketing efforts, including on social media platforms, the development of new games and technologies to attract and retain gamers and spectators, data privacy laws and regulation and other factors that we are unable to predict and which are beyond our control. Given the dynamic evolution of this industry, it can be difficult to plan strategically, and it is possible that competitors will be more successful than us at adapting to change and pursuing business opportunities.

Our business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which it operates.

The demand for entertainment and leisure activities, including esports, tends to be highly sensitive to changes in consumers' disposable income, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdown, sustained high levels of unemployment, and increasing fuel or transportation costs, may reduce customers' disposable income or result in fewer individuals attending ticketed in-person or online esports events or tournaments, paying for subscriptions to esports media channels or otherwise engaging in entertainment and leisure activities. As a result, we cannot ensure that demand for our services will remain constant. Continued or renewed adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in many financial markets, increasing interest rates, increasing energy costs, acts of war or terrorism, transportation disruptions, natural disasters, pandemics, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, could lead to a further reduction in discretionary spending on leisure activities, such as esports. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could reduce demand for our services, which would have a material adverse effect on our business, financial condition and results of operations.

If we fail to anticipate, adopt and build expertise in to new esports technologies, our business may suffer.

Rapid technology changes in the esports gaming market requires us to anticipate which technologies we should adopt and build expertise in to remain competitive in the esports industry. We have invested, and in the future may invest, in new business strategies, technologies or services to engage a growing number of esports players, influencers and other on-screen talent, sponsors and others. For example, Code Red assists game publishers and developers such as Ubisoft and Massive Entertainment in designing broadcast-ready games by honing in-game spectator modes for improved viewing and commentating. Such advice typically relates to overlay placement, broadcasting options for streamers and commentators and scoreboard, replay and timer displays, as well as a number of other design elements. If Code Red or Reciprocity fails to anticipate, adopt or build expertise in new technologies which impact in-game spectator modes, it may fail to attract new or retain existing game publishers, developers, influencers and brands as clients.

Adopting new technologies involves significant risks and uncertainties, and no assurance can be given that we will successfully identify which technologies will complement our business. If we do not successfully implement new technologies, our reputation may be materially adversely affected and our business, financial condition and operating results may be impacted.

The COVID-19 pandemic could continue to have a material adverse effect on the esports industry and on our business.

In December 2019, the COVID-19 virus, commonly known as "coronavirus," surfaced in Wuhan, China. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 virus has spread from China to many other countries including the United States and Canada, with the number of reported cases and related deaths increasing daily and, in many countries, at a very rapid pace.

Many governments, including in the United States, the United Kingdom and Canada, imposed stringent restrictions to seek to mitigate, or slow, the spread of COVID-19, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of workplaces, schools, and other public sites, and are continuing to encourage "social distancing." The duration of such measures is highly uncertain, but could be prolonged, and stricter measures may still be put in place or reintroduced in areas where such measures have very recently started to be gradually eased.

As a result of the COVID-19-related restrictions, in-person esports tournaments and other events have been cancelled or required to enforce social distancing and other policies designed to reduce the spread of the virus. The resulting loss of revenue from ticket sales has not been fully offset by a corresponding increase in paid online or televised esports event. There can be no guarantee that demand for in-person esports events will resume once a vaccination becomes widely available or COVID-19 is otherwise eliminated. Any continuation of COVID-19-related restrictions could have a material adverse effect on our business, financial condition and results of operations.

Risk Factors Related to Our Common Shares

Future sales or the issuances of our securities may cause the market price of our common shares to decline.

The market price of our common shares could decline as a result of issuances of securities (including our common shares) by us, exercises of outstanding options or warrants for additional common shares or sales by our existing shareholders of common shares in the market, or the perception that these issuances or sales could occur. Sales of common shares by shareholders may make it more difficult for us to sell equity securities at a time and price that we deem appropriate. As at the date hereof, there were a total of 7,685,345 outstanding share options issued under certain of our share option plans, 3,000,000 outstanding share options issued pursuant to the Reciprocity Acquisition (as defined under "Item 4. Information On the Company — A. History and Development of the Company")  and 23,929,341 outstanding warrants issued pursuant to various private placement financings. Sales or issuances of substantial numbers of our common shares, including in the context of future acquisitions, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of our common shares. With any such sale or issuance of our common shares, investors may suffer dilution and we may experience dilution in our earnings per share.

We expect that the price of our common shares may fluctuate significantly.

The market price of securities of many companies, particularly development and early commercial stage esports companies, experience wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies.

The market price of our common shares could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control. These and other market and industry factors may cause the market price and demand for our common shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their common shares and may otherwise negatively affect the liquidity of our common shares. In addition, stock markets in general, and the Canadian Securities Exchange and the share prices of esports companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common shares, the price of our common shares could decline.

The trading market for our common shares will rely in part on the research and reports that equity research analysts publish about us and our business, over which we have no control. The price of our common shares could decline if one or more equity analysts downgrade our common shares or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common shares may be volatile, and in the past companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could adversely impact our business. Any adverse determination in litigation could also subject us to significant liabilities.

We have never paid dividends on our common shares and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common shares will likely depend on whether the price of our Common Shares increases.

We have not paid dividends on our common shares to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common shares will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our common shares if the price of our common shares increases.

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.

We may in the future lose foreign private issuer status if a majority of our common shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

It may be difficult for United States investors to effect services of process or enforcement of actions against us or certain of our directors and officers under U.S. federal securities laws.

We are incorporated under the laws of the Province of Ontario, Canada and our major assets, Code Red and Reciprocity, are incorporated under the laws of England and Wales and the Province of Ontario, Canada, respectively. A majority of our directors and officers reside in Canada. Because all or a substantial portion of our assets and these persons are located outside the United States, it will be difficult for United States investors to effect service of process in the United States upon us or our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act or other United States laws. It may also be difficult to have a judgment rendered in a U.S. court recognized or enforced against us in Canada.

We may be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, which generally would result in certain adverse U.S. federal income tax consequences to our U.S. shareholders.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (the "income test") or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (the "asset test"). Generally, "passive income" includes interest, dividends, rents, royalties and certain gains, and cash is a passive asset for PFIC purposes. We have made no determination as to whether we are classified as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and is also affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (i) the market price of the Common Shares, which is likely to fluctuate, and (ii) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. If we were a PFIC for any taxable year during which a U.S. shareholder owned the Common Shares, such U.S. shareholder generally will be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of the Common Shares and certain distributions and a requirement to file annual reports with the Internal Revenue Service. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. Prospective investors should consult their own tax advisers regarding our PFIC status. See "Item 10. Additional Information — E. Taxation — Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations."

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

History of GameSquare Inc.

GameSquare Inc. was incorporated under the laws of the province of Ontario, Canada on December 13, 2018 for the purposes of identifying, acquiring and developing esports-focused companies in the areas of agency, influencer technology platforms, analytics technologies, content creation and media content assets. On May 27, 2019, GameSquare Inc. changed its name to Octane Play Inc. On September 18, 2019, GameSquare Inc. changed its name back to GameSquare Inc.

On November 7, 2019, GameSquare Inc. and Code Red entered into a share purchase agreement pursuant to which GameSquare Inc. would acquire all outstanding common shares of Code Red (as amended on January 24, 2020 and February 18, 2020, the "Share Purchase Agreement").

On February 10, 2020, Magnolia signed a letter of intent pursuant to which Magnolia would acquire all of the issued and outstanding shares in the capital of GameSquare Inc. by way of a reverse-takeover transaction. The RTO was structured as a three-cornered amalgamation, pursuant to which 2631443 Ontario Inc. ("Magnolia Subco"), a wholly-owned subsidiary of Magnolia, and GameSquare Inc. amalgamated (the "Amalgamation") to form a new company, GameSquare (Ontario) Inc. ("Amalco"). Prior to the completion of the Amalgamation, the existing common shares in the capital of Magnolia were consolidated and GameSquare Inc.'s shareholders received one common share of Magnolia for each common share of GameSquare Inc. As a result, Amalco became a wholly-owned subsidiary of Magnolia.

Magnolia was previously involved in oil and gas exploration activities in Canada, the US and Colombia. Magnolia ceased all direct oil and gas exploration activities in 2014.

Magnolia completed the RTO on October 2, 2020. Effective September 30, 2020, Magnolia delisted its common shares from the TSX Venture Exchange and, effective October 8, 2020, listed them on the Canadian Securities Exchange. On September 30, 2020 Magnolia changed its name to GameSquare Esports Inc..On December 1, 2020, Amalco and GameSquare amalgamated to become GameSquare Esports Inc.

Pursuant to the Share Purchase Agreement, Amalco acquired all outstanding common shares of Code Red on October 2, 2020.

On December 31, 2020, GameSquare and Reciprocity, a gaming and esports company, entered into an arrangement agreement pursuant to which GameSquare would acquire all outstanding common shares in Reciprocity (the "Reciprocity Acquisition"). The Reciprocity Acquisition closed on March 16, 2021.

History of Magnolia Colombia Ltd.

Camflo Resources Ltd. (“Camflo”), a predecessor to Magnolia, was incorporated on March 21, 1997 under the Business Corporations Act (Alberta) (“ABCA”).

By articles of continuance dated May 24, 2001, Camflo was continued into Yukon Territory, and its name was changed to “Camflo International Inc.”

By articles of amendment dated November 22, 2001, each pursuant to the Business Corporations Act (Yukon). Camflo was continued back into Alberta by articles of continuance dated August 20, 2004 pursuant to the ABCA.

696406 Alberta Inc. (“Spearhead”), another predecessor to Magnolia, was incorporated on May 24, 1996 under the ABCA. By articles of amendment dated July 22, 1996, Spearhead changed its name to “Spearhead Resources Inc.”

By articles of amalgamation pursuant to the ABCA dated September 30, 2004, Camflo amalgamated with Spearhead to become “Arctos Petroleum Corp.” (“Arctos”).

By articles of amalgamation dated November 9, 2007, Arctos amalgamated with Stetson Oil & Gas Ltd. and changed its name to “Stetson Oil & Gas Ltd.” (“Stetson”).

By articles of amalgamation pursuant to the ABCA dated June 1, 2009, Stetson amalgamated with 1470975 Alberta Ltd. to become “Stetson Oil & Gas Ltd”. Stetson was then continued into Ontario pursuant to the provisions of the Business Corporations Act (Ontario) (the "OBCA") by articles of continuance dated August 21, 2014, and its name was changed to Magnolia Colombia Ltd. by articles of amendment dated June 14, 2017.

Following the completion of the RTO, Magnolia changed its name to GameSquare Esports Inc. by articles of amendment pursuant to the OBCA dated September 30, 2020.

B. Business Overview

We operate in the electronic sports or "esports" industry. Esports refers to competitive video gaming where gamers compete against one another individually or in teams. Typically, spectators can observe esports competitions by accessing different online viewing platforms, such as Twitch, or in person at live events. Esports gamers can now participate in regulated leagues, tournaments or other competitions for various games on different entertainment systems. Gamers, teams, team managers, streamers, game developers, online viewing platforms and other participants in the esports industry monetize such competitions through different means, including viewer subscriptions, marketing sponsorships and ticket sales for live events.

The esports industry is growing rapidly, with US$8.1 billion (approximately C$9.8 billion) of disclosed investment1 and over 100 billion hours watched2 in 2020. NewZoo predicts that by 2023, the global audience for esports will reach 600 million and the industry will generate US$218 billion (approximately C$264 billion) in revenue annually.

Our business is primarily carried out through three entities, GameSquare, Code Red and Reciprocity.

GameSquare

GameSquare is an international esports company incorporated under the laws of the province of Ontario, Canada on December 13, 2018 with registry ID 5041519 and its registered office at 65 Queen Street West, Suite 900, Toronto, Ontario M5H 2M5, Canada. GameSquare is engaged in identifying, acquiring and developing esports agencies, influencer technology platforms, analytics technologies, content creation and media content assets. GameSquare’s primary assets are Code Red, a UK-based esports agency, which generated 100% of GameSquare’s revenue for the year ended November 30, 2020 and the three months ended February 28, 2021, and Reciprocity, an Ontario-based gaming and esports company, which GameSquare acquired on March 16, 2021.

Code Red

Code Red is an international esports company incorporated under the laws of England and Wales on November 25, 2016, with registration number 10498527 and its registered address at 20-22 Wenlock Road, London N17GU, UK.

Code Red operates in four segments of the UK, EU and US esports markets: (i) representing players, influencers and other on-screen talent; (ii) consulting; and (iii) managing and brokering brand activations for influencers.

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1 Seck, Tobias. December Investment Recap: Acquisitions, Growth Funding Rounds, and a Bidding War. The Esports Observer. January 5, 2021. https://archive.esportsobserver.com/december-2020-investment-recap/.

2 NewZoo. (2020). Global Esports Market Report.

Representing esports players, influencers and other on-screen talent.

Code Red represents esports players and influencers, including leading Twitch streamers, YouTubers and gaming personalities, as well as other on-screen talent, including commentators, analysts, event hosts, and production crew. Such representation includes soliciting and negotiating contracts with respect to sponsorships and endorsements and participation in esports tournaments, television shows and corporate events. Code Red currently represents 75 esports personalities.

For the year ended November 30, 2020 and the three months ended February 28, 2021, representation of esports players, influencers and other on-screen talent and production crew generated approximately 28% and 17%, respectively, of Code Red's revenue.

Consulting.

Code Red provides consulting services to individuals and businesses operating in a variety of roles in the esports industry, including (i) ventures, sponsors and investors; (ii) tournament organizers; (iii) game publishers and developers; and (iv) producers and broadcasters.

For the year ended November 30, 2020 and the three months ended February 28, 2021, consulting generated approximately 7% and 39%, respectively, of Code Red's revenue.

Ventures, Sponsors and Investors

Code Red advises esports organizations, sponsors and investors on a variety of esports industry-related matters, including:

  industry networking;

  content acquisition;

  public relations;

  marketing;

  customer acquisition, product development and strategy for esports betting;

  soliciting and negotiating sponsorships; and

  team purchases and player movement.

Tournament Organizers

Code Red advises tournament organizers on tournament structure and rulesets for a range of tournament formats, from worldwide community-based tournaments to stadium esports formats, such as Blizzard's StarCraft II World Championship Series UK.

Game Publishers and Developers

Code Red advises game publishers and developers such as Ubisoft and Massive Entertainment on designing broadcast-ready games by honing in-game spectator modes for improved viewing and commentating. Such advice typically relates to overlay placement, broadcasting options for streamers and commentators and scoreboard, replay and timer displays, as well as a number of other design elements.

Producers and Broadcasters

Code Red leverages its experience assisting in the production of more than 100 esports shows, including online broadcasts via IPTV and Twitch, as well as traditional satellite and cable television broadcasts on channels including Sky Sports, Sky One, ESPN, Eurosport and DirecTV, to advise esports producers and broadcasters on esports-related matters. Typical advice covers a range of matters, including the preparation of show scripts and rundowns, esports event production, live streaming and talent hiring.

Managing and brokering of brand activations for influencers.

Code Red advises players, influencers and other on-screen talent in the esports industry on matters relating to the production of events and campaigns to generate brand awareness and build lasting connections with its clients' target audience. Most brand activations are interactive, allowing audiences to engage directly with our client's brand. For example, a global virtual private network provider contracts with Code Red influencers to generate brand awareness for its product. Influencers use or endorse this client’s products during streaming events.

For the year ended November 30, 2020 and the three months ended February 28, 2021, managing and brokering of brand activations for influencers generated approximately 65% and 44%, respectively, of Code Red's revenue.

Reciprocity

Reciprocity is an international esports company incorporated under the laws of Ontario, with registration number 002584102 and its registered address at 2 Toronto Street, 4th Floor, Toronto, Ontario M5C 2B6, Canada.

Reciprocity owns US-based esports digital media agency GCN, which provides bespoke marketing services to brands seeking to access the esports market, as well as a 40% stake in Mexico-based esports franchise Rainbow7.

In addition, Reciprocity contractually owns a 49% interest in HangZhou Lyon Culture and Creativity Co, Ltd. (“Lyon”), a limited liability company duly incorporated and existing in the People’s Republic of China. Our Chinese local partner in this entity is LGD Gaming. Lyon owns a CrossFire game franchise spot and its esports team competes in China to win prize money. We have assessed the carrying amount of our investment in Lyon and, in consideration of losses sustained, expected recoverable values and the future direction of our business, recorded an impairment charge to reduce the carrying value to a nominal C$1.00.

Growth Strategy

Our growth strategy entails four elements: (i) focused execution of our esports agency and digital media businesses; (ii) scale organically by bridging the gap between global brands and gaming and esports communities; (iii) grow partnerships with major sports teams and leagues in North America and Europe; and (iv) pursue opportunistic and accretive acquisitions.

Focused execution of our digital media and agency businesses.

We intend to generate significant organic growth through Code Red’s representation business and through Reciprocity’s digital media agency, GCN. With respect to Code Red, continued expansion of on-screen talent represented with a focus on increasing the number of influencers is expected to accelerate sales within its brand activation segment. Code Red increased focus on the influencer segment during 2020 and added headcount to manage its representation business, enabling us to increase our efforts to broker new brand activations. We believe that Code Red is well positioned to capitalize on the significant growth potential of the esports industry as secular trends are driving increasing viewership, growing corporate sponsorships, and a sharp increase in media rights.

With respect to Reciprocity, GCN has increased headcount in sales, marketing and production to accelerate organic growth of the digital marketing group. GCN has dramatically increased its outbound sales calls, resulting in a growing project pipeline. In particular, it recently announced that it has been contracted by Van Wagner Sports and Entertainment for production and promotion of the largest national collegiate esports tournament series across ten National Collegiate Athletic Association conferences.

Scale organically by bridging the gap between global brands and gaming and esports communities.

Global brands are increasingly aware of the esports industry’s significant growth potential, resulting in greater opportunities for sponsorships of streamed and in-person esports events and esports teams, players, influencers and other on-screen talent, as well as other forms of advertising. In light of this trend, we intend to invest further in Code Red's and GCN’s sales, marketing and production activities. In doing so, we aim to attract new on-screen talent and global brands as clients and accelerate organic growth.

Grow partnerships with distribution partners and technology vendors in North America and Europe.

Reciprocity and GCN do not own distribution network assets. Instead, GCN partners with 75 websites and internet properties with more than 65 million monthly unique users in the US. GCN will continue to contract with distribution partners to grow its end audience, primarily in the US and Europe, and enhance its offering to large global brands seeking to market to esports fans.

Additionally, GCN seeks to partner with leading technology vendors to provide increased value to its brand partners. By leveraging technology created by third party partners, GCN can provide enhanced targeting of end audiences, as well as more detailed analytics and information to its brand clients to help them better understand how an end audience is reacting to and engaging with brand activations. GCN will continue to seek out and partner with leading technology platforms to differentiate itself from other esports-focused digital media groups.

Pursue opportunistic and accretive acquisitions.

Through GameSquare, we are engaged in identifying, acquiring and developing esports agencies, influencer technology platforms, analytics technologies, content creation and media content assets. We intend to continue pursuing accretive acquisitions which complement our existing business on an opportunistic basis. GameSquare will continue to focus on digital media groups and agency assets focusing on the esports industry, and more broadly within entertainment and sports. Additionally, we will seek to acquire assets with compelling content and audiences that are under-monetized.

Competition

The success of our business depends on our ability to successfully compete with other esports businesses in identifying, acquiring and developing complimentary businesses and in organically growing our Code Red and Reciprocity businesses.

Competition for strategic acquisitions

We compete with other businesses seeking to identify and acquire esports-related businesses in North America and Europe. Our competition for strategic acquisitions is typically characterized by its focus on esports-related target businesses and access to capital in public markets. In some cases, our competition is larger than GameSquare, with significant cash available to pursue an acquisition.

Competition among esports agencies

We compete, through Code Red, with other esports agencies operating in North America and Europe for the representation of esports players, influencers and other on-screen talent, including commentators, analysts, event hosts, and production crew. We also compete with other esports agencies for sponsorships, tournament participation and other opportunities for our clients. This segment of the esports market is typically characterized by a high degree of fragmentation. Agencies are typically private, and often lack significant access to capital, which hinders our competitors ability to scale.

Competition among esports digital marketing agencies

As a result of the Reciprocity Acquisition, we compete with other esports digital marketing agencies in North America. This segment of the esports market is typically characterized by private companies competing in a highly fragmented market. Typically, digital media groups are undercapitalized and lack the benefit of a substantial balance sheet, which hinders their ability to compete for long-term business with large clients seeking significant financial resources to ensure the longevity of a vendor.

Branding and Marketing

Our branding and marketing activities consist primarily of business-to-business activities which are driven by relationship-based marketing. GameSquare, Code Red and Reciprocity engage with professional agencies to create, maintain and develop logos, web sites and social platforms, as well as utilize the services of public relations firms to amplify newsworthy press releases. Additionally, Gamesquare, Code Red and Reciprocity participate in conferences and industry panels to enhance awareness of their services and brands.

Technology

GCN has developed a bespoke advertisement unit, built to Interactive Advertising Bureau standards and operated through GCN’s proprietary media network of websites and communities, enabling the unit to showcase "live" content as it is being streamed in the form of banner advertisements. As a result, GCN can efficiently and effectively present live content to a core gaming audience while enticing the audience to click the banner and visit the source content.

Risk Management and Internal Control

We are exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors our risk management processes, inclusive of documented investment policies, counterparty limits and controlling and reporting structures. The type of risk exposure and the way in which we manage such exposure is as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Our primary exposure to credit risk is on our cash held in bank accounts. The majority of cash is deposited in bank accounts held with a major bank in Canada. As most of our cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We have a planning and budgeting process in place to help determine the funds required to support our normal operating requirements on an ongoing basis. We ensure that there are sufficient funds to meet our short-term business requirements, taking into account our anticipated cash flows from operations and our holdings of cash. As of February 28, 2021, we had a working capital surplus of C$356,605.

Historically, our sole source of funding has been loans from related parties and private placements. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. Although GameSquare's functional currency is the Canadian dollar, Code Red's functional currency is GBP and Code Red is affected by currency transaction and translation risk primarily with respect to the GBP, the European euro and the US dollar. Similarly, Reciprocity's functional currency is Canadian dollars and is affected by currency transaction and translation risk primarily with respect to the US dollar, Chinese renminbi and Mexican peso. Consequently, fluctuations in the Canadian dollar currency against these currencies could have a material impact on our business, financial condition and results of operations. We do not engage in hedging activity to mitigate this risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of the date of this Form 20-F, we did not have any financial instruments subject to interest rate risk.

Capital management

Our policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. Our capital structure consists of shareholders' equity and cash. We are not subject to any externally imposed capital requirements.

Fair value

The fair value of our financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 - Inputs that are not based on observable market data.

Cash, receivables, accounts payable and accrued liabilities and loans approximate its fair value due to its short-term maturity.

Intellectual Property

We rely on a combination of intellectual property laws, confidentiality procedures and contractual provisions to protect our proprietary assets and our brands.

Regulation

Our business is not materially affected by government regulations. The esports industry is not regulated by any governmental regulatory body in the jurisdictions in which we operate.

C. Organizational Structure

The following structure chart identifies GameSquare's subsidiaries as of the date of this Form 20-F.

The subsidiaries as listed have share capital consisting solely of common shares, which are held directly or indirectly by GameSquare and the proportion of ownership interest held is equal to the voting rights held by GameSquare.  Reciprocity Corp. also owns one dormant subsidiary in Germany named Reciprocity GmbH which is not shown above as it is inactive and will be dissolved.

D. Property, Plants and Equipment

GameSquare does not own any material property, plants and equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is intended to convey management's perspective on our operational performance and financial performance as measured in accordance with International Financial Reporting Standards and in accordance with the International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

We intend this disclosure to assist readers in understanding and interpreting the audited consolidated financial statements included in this Form 20-F. This section is based on, and should be read in conjunction with, those audited consolidated financial statements and the notes thereto.

The following discussion also contains trend information and forward-looking statements. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this registration statement, particularly under "Forward-Looking Statements" and "Item 3. Key Information — D. Risk Factors."

A. Operating Results

Key Factors Affecting Results of Operations

Our operating results are affected by a number of factors, including, in particular, (i) the continued growth of the esports industry; (ii) the successful identification and acquisition of esports assets; and (iii) the performance of Code Red and Reciprocity.

Continued growth of the esports industry

Our results of operations depends on our ability to organically grow our portfolio of esports assets, including Code Red and Reciprocity. Currently, esports industry is growing rapidly, with US$8.1 billion (approximately C$9.8 billion) of disclosed investment and over 100 billion hours watched in 2020. NewZoo predicts that by 2023, the global audience for esports will reach 600 million and the industry will generate US$218 billion (approximately C$264 billion) in revenue annually. However, there is no guarantee that the industry will continue to grow or will achieve these predictions.

Should the esports industry stagnate or shrink, there will be fewer opportunities for Code Red or Reciprocity, or other esports assets that we may acquire from time to time, to generate revenue and grow.

Successful identification and acquisition of esports assets

GameSquare is engaged in identifying, acquiring and developing esports agencies, influencer technology platforms, analytics technologies, content creation and media content assets, which in turn generate revenue for our business. GameSquare's primary asset is Code Red, a UK-based esports agency, which generated 100% of our revenue for the year ended November 30, 2020 and the three months ended February 28, 2021.

Our operating results depend on GameSquare's ability to continue to successfully identify and acquire esports assets like Code Red and Reciprocity. We cannot predict what form other acquisitions might take or when such acquisitions will be consummated. We are likely to face significant competition in seeking appropriate acquisitions and these acquisitions can be complicated and time consuming to negotiate and document. We may not be able to negotiate acquisitions and strategic collaborations, on acceptable terms, or at all, and we are unable to predict when, if ever, we will consummate such acquisitions or strategic collaborations due to the numerous risks and uncertainties associated with them. Any of these challenges could affect our results of operations.

Performance of Code Red

One of our primary assets is Code Red, an esports agency representing players, influencers and other on-screen talent, providing consulting services, managing and brokering brand activations for influencers and brokering sponsorships for teams, event organizers and other esports entities. Code Red generated approximately 100% and 100% of our revenue for the year ended November 30, 2020 and the three months ended February 28, 2021, respectively. As a result of the significance of Code Red's contribution to our revenue, Code Red's performance, and in particular its success in attracting new clients and sponsors, has a material impact on our results of operations.

Results of Operations

The following is a discussion of the Group's results of operations for the three months ended February 28, 2021 and the year ended November 30, 2020. The following provides the reader with information that will assist in understanding our audited consolidated financial statements, the changes in certain key items in those audited consolidated financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our audited consolidated financial statements.

The following table presents the Group's statement of loss and comprehensive loss for the three months ended February 28, 2021.

Three Months Ended February 28, 2021
(C$)
Revenue	1,045,255
Cost of sales	926,235
Gross margin	119,020
Consulting and salaries	524,212
Professional fees	50,166
Office and general	73,764
Travel	261
Depreciation	123,504
Shareholder communications	56,671
Share based compensation	93,349
Foreign exchange	21,414
Change in fair value of reclamation provision	(95,288)
Interest expense, net of interest income	(393)
Total Expenses	847,660
Loss before taxes	(728,640)
Income taxes	(39,044)
Net loss	(689,596)
Basic and diluted (loss) per share	(0.01)
Weighted average number of common shares outstanding – basic and diluted	52,167,059

The following table presents the Group's statement of loss and comprehensive loss for the year ended November 30, 2020.

Year Ended November 30, 2020
(C$)
Revenue	488,774
Cost of sales	331,228
Gross margin	157,546
Consulting and salaries	760,648
Professional fees	8,323
Office and general	202,569
Travel	4,107
Depreciation	81,433
Shareholder communications	52,229
Bad debt expense	74,581
Share based compensation	709,953
Foreign exchange	5,110
Change in fair value of reclamation provision	6,308
Interest expense, net of interest income	9,550
RTO transaction costs	1,817,540
Total Expenses	3,732,351
Loss before taxes	(3,574,805)
Income taxes	(1,697)
Net loss	(3,573,108)
Basic and diluted (loss) per share	(0.14)
Weighted average number of common shares outstanding – basic and diluted	24,995,371

Revenue

Revenues for the three months ended February 28, 2021 amounted to $1,045,255, as compared to $488,774 for the year ended November 30, 2020. This increase relates primarily to revenue generated by Code Red, which was acquired by the Company on October 2, 2020. Revenues for the year ended November 30, 2020 relates to revenue generated by Code Red from such date of acquisition to November 30, 2020.

Total Expenses

The Company’s total expenses amounted to $847,660 for the three months ended February 28, 2021 and $3,732,351 for the year ended November 30, 2020, and consisted primarily of the following:

  consulting and salary expenses, which amounted to $524,212 and $760,648 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to management and support staff compensation;

  professional expenses, which amounted to $50,166 and $8,323 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to accounting, audit and legal fees;

  office and general expenses, which amounted to $73,764 and $202,569 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to expenses incurred in connection with maintaining the Company’s Toronto and UK offices;

  amortization expense of $123,504 and $81,433 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to intangible assets and equipment acquired from Code Red on October 2, 2020;

  shareholder communications, which amounted to $56,671 and $52,229 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to the RTO and related press releases and securities filings;

  bad debt expense, which amounted to $0 and $74,581 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to the write off of uncollectible accounts and expected credit losses on Code Red amounts receivable from October 2, 2020 to November 30, 2020;

  share-based compensation, which amounted to (1) $93,349 for the three months ended February 28, 2021, related primarily to the amortization of the fair market value of the 2,500,000 options granted to directors, officers, and consultants of the Company; and (2) $709,953 for the year ended November 30, 2020, related primarily to the grant of 2,000,000 options to directors, officers, and consultants of the Company;

  a change in fair value of reclamation provision, which amounted to $95,288 and $0 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related to the former activities of Magnolia, a predecessor of the Company; and

  RTO transaction costs, which amounted to $0 and $1,817,540 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to the excess of the estimated purchase price over the estimated fair value of the assets acquired.

B. Liquidity and Capital Resources

We rely on continued access to funding in order to meet our operating obligations, to support investment in the organic growth of the business and to make acquisitions when opportunities arise. Our sources of funding include cash flows generated by operations and borrowings from banks and other financial institutions. We believe that the working capital available to us is sufficient for our present requirements, that is, for at least the next 12 months following the date of this registration statement. Management is working on growing our revenues and achieving a positive operating cash flow within 24 months, at which point its will no longer depend on additional outside investment and borrowings from banks and other financial institutions to fund its working capital requirements. In the interim, given the interest in “esports” companies by the investment community, management believes it will be able to raise sufficient capital to finance its negative operating cash flow until such time as its underlying business turns cash flow positive.

See "Item 3. Key Information — B. Capitalization and Indebtedness" for a summary of our liquidity and capital resources.

Capital Expenditures

	Year Ended November 30, 2020	Year Ended November 30, 2019
	(C$)
Cash flows (used in) operating activitie	(545,627)	(191,592)
Cash flows from financing activities	2,895,240	513,735
Cash flows (used in) investing activities	(2,011,948)	—
Effect of exchange rate changes on cash	878	—
Net change in cash	338,543	322,143

GameSquare used cash of C$545,627 in operating activities during the year ended November 30, 2020, compared with a use of cash of C$191,592 in the year ended November 30, 2020. The increase in the use of cash was mainly the result of increases in consulting and management fees, general office expenses and shareholder communications as described in the results of operations section.

On October 2, 2020, in connection with the RTO, GameSquare closed a financing of 12,032,900 units at a purchase price of C$0.25 per unit for aggregate gross proceeds of C$3,008,225. In connection with the financing, GameSquare paid finder’s fees of C$105,000 in cash. In addition, on November 17, 2020, GameSquare closed a non-brokered private placement financing issuing 600,000 units of GameSquare at a price of C$0.25 per unit for gross proceeds of C$150,000.

Investing activities during the year ended November 30, 2020 related to the acquisition of Code Red and the RTO.

On May 27, 2020, the Company received a $40,000 Canada Emergency Business Account loan, which is interest free until December 31, 2022 and matures on December 31, 2025.
	Three Months Ended February 28, 2021	Three Months Ended February 29, 2020
	(C$)
Cash flows (used in) operating activitie	(562,263)	(12,940)
Cash flows from financing activities	1,018,750	—
Effect of exchange rate changes on cash	16,047	—
Net change in cash	472,534	(12,940)

The Company used cash of $562,263 in operating activities during the three months ended February 28, 2021 compared with a use of cash of $12,940 in the comparative period in 2020. The increase in the use of cash was mainly the result of increases in consulting and management fees, professional fees, general office expenses and shareholder communications as described in the results of operations section.

On February 9, 2021, GameSquare announced it had entered into an agreement for a bought deal private placement financing and upsize lead by Canaccord Genuity Corp., on behalf of a syndicate of underwriters. On February 19, 2021, the Company closed a non-brokered private placement financing of 2,381,477 units at a price of C$0.42 per Unit for gross proceeds of C$1,000,220. In connection with the financing, the Company paid cash finder’s fees of C$1,470. For further information concerning these transactions, see "Item 8. Financial Information — B. Significant Changes."

On January 11, 2021, the Company received a C$20,000 top up on a Canada Emergency Business Account loan.

Cash Flows

The table below summarizes the Group's cash flow for the year ended November 30, 2020.

Year Ended November 30, 2020
(C$)
Cash (used in) provided by:
Operating activities
Net (loss)	(3,573,108)
Adjustment for:
Income tax recovery	(1,697)
Transaction costs	1,817,540
Share-based compensation	709,953
Change in reclamation provision	6,308
Amortization	81,433
(959,571)
Net change in non-cash working capital	413,944
Net cash flow from operating activities	(545,627)
Financing activities
Private placement	3,000,240
Share issue costs	(105,000)
Net cash flow from financing activities	2,895,240
Investing activities
Cash acquired on acquisition of GameSquare	226,213
Acquisition of Code Red	(2,490,000)
Cash acquired on acquisition of Code Red	251,839
Net cash flow from investing activities	(2,011,948)
Effect of exchange rate changes on cash	878
Change in Cash	338,543
Cash, beginning of the period	322,143
Cash, end of the period	660,686

The table below summarizes the Group's cash flow for the three months ended February 28, 2021.

	Three Months Ended March 28, 2021	Three Months Ended March 29, 2020
	(C$)
Cash (used in) provided by:
Operating activities
Net (loss)	(689,596)	(93,812)
Adjustment for:
Income tax recovery	(39,044)	—
Share-based compensation	93,349	—
Change in reclamation provisio	(95,288)	—
Amortization	123,504	—
	(607,075)	(93,812)
Net change in non-cash working capital	44,812	80,872
Net cash flow from operating activities	(562,263)	(12,940)
Financing activities
Proceeds received from long term note	20,000	—
Private placement	1,000,220	—
Share issue costs	(1,470)	—
Net cash flow from financing activities	1,018,750	—
Effect of exchange rate changes on cash	16,047	—
Change in Cash	472,543	(12,940)
Cash, beginning of the period	660,686	322,143
Cash, end of the period	1,133,220	309,203

C. Research and Development, Patents and Licenses, etc.

We do not maintain research and development policies and do not engage in research and development.

D. Trend Information

For a discussion of trend information, see "A. Operating Results – Key Factors Affecting Results of Operations."

E. Off-Balance Sheet Arrangements

Not applicable.

F. Tabular Disclosure of Contractual Obligations

We are a new company and did not have any commitments or contractual obligations as of the date of our audited financial statements other than the services agreements with certain of our directors and senior management, which are described under "Item 1. Identity of Directors, Senior Management and Advisers – A. Directors and Senior Management – Service Agreements."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

The following table sets forth the names and positions of the members of our board of directors (the "Board") as of the date of this Form 20-F.

Name	Position
Neil Said	Chairman of the Board
Justin Kenna	Chief Executive Officer and Executive Director
Kevin Wright	President and Executive Director
Craig Armitage	Independent Non-Executive Director
Paul LeBreux	Independent Non-Executive Director

Biographical information for each member of the Board is set forth below.

Neil Said, Chairman of the Board, Age 41

Neil Said is GameSquare's Chairman of the Board. In addition to his role at GameSquare, Mr. Said advises various TSX and TSX Venture-listed companies in the mining, gaming and technology industries as a corporate securities lawyer and head of the legal team at Forbes & Manhattan, a private merchant bank headquartered in Toronto. Mr. Said previously worked as a securities lawyer at a large Toronto corporate law firm, where he worked on a variety of corporate and commercial transactions.

Mr. Said received a Juris Doctor from the University of Toronto and a Bachelor of Business Administration from Wilfrid Laurier University.

Justin Kenna, Chief Executive Officer and Executive Director, Age 36

Justin Kenna is GameSquare's Chief Executive Officer and a member of the Board. Mr. Kenna joined GameSquare after serving and the Chief Financial Officer and Chief Investment Officer of FaZe Clan, a US-based professional esports and entertainment organization. Mr. Kenna's prior experience also includes serving as the director of finance for Madison & Vine and a variety of other positions with Goldman Sachs, Deloitte, Ernst & Young and others.

Mr. Kenna received a Bachelor of Business in accountancy at RMIT University.

Kevin Wright, President and Executive Director, Age 47

Kevin Wright is GameSquare's President and a member of the Board and previously served as GameSquare's Chief Executive Officer. Prior to joining GameSquare, Mr. Wright served in a variety of roles in the finance and communications industries, including as a consultant for LodeRock Advisors and Rogers Communications and as an equity analyst covering technology, fintech, gaming and diversified financials companies for Canaccord Genuity and publicly listed telecommunications and wireless companies for Macquarie Capital.

Mr. Wright received a Master of Business Administration from the University of Western Ontario, Richard Ivey School of Business.

Craig Armitage, Non-Executive Director, Age 48

Craig Armitage is a member of the Board and is a highly experienced capital markets practitioner, having spent the past 17 years advising and working with growth companies. In addition to serving on the Board, Mr. Armitage is a capital markets communications consultant for LodeRock Advisers and previously performed a variety of investor relations and communications roles with the Equicom Group, IA Clarington Mutual Funds and others.

Mr. Armitage received a Bachelor of Arts in English from the University of Western Ontario, King's university College.

Paul LeBreux, Non-Executive Director, Age 54

Paul LeBreux is a leading international tax expert and businessman. With nearly three decades of experience, Mr. LaBreux is an industry leader and published author in his fields of expertise. He was a founding partner and co-managing partner of the Toronto law firm Harris & Harris for nearly 10 years where his legal practice included, mergers and acquisitions, corporate financings, corporate reorganizations, restructurings, amalgamations, wind-ups and divestitures, and domestic and international tax, estate, and trust planning. Mr. LeBreux is a past Chair of the Society of Trust and Estate Practitioners (Canada) and a past Chair of the STEP Canada Technical Committee. He is a partner in the Globacor Group of Companies and a partner at Moodys Tax Law LLP.

Mr. LeBreux received a Bachelor of Laws from the University of Ottawa and a Master of Laws from York University, Osgood Hall Law School.

Senior Management

The following table sets forth the names and positions of the members of our senior management as of the date of this Form 20-F.

Name	Position
Justin Kenna	Chief Executive Officer
Kevin Wright	President
Paul Bozoki	Chief Financial Officer
Jan Neumeister	Head of European Operations
Aaron Atin	Corporate Secretary

Biographical information for each member of our senior management (other than Justin Kenna, Kevin Wright and Neil Said, our Executive Directors) is set forth below.

Paul Bozoki, Chief Financial Officer, Age 50

Paul Bozoki is GameSquare's Chief Financial Officer. Mr. Bozoki is a dual Canadian and US certified public accountant with approximately 25 years of accounting, tax and corporate finance experience. He has served as the Chief Financial Officer of several development stage TSX and TSX Venture-listed companies in the mining, technology and consumer products sectors and has extensive experience working in emerging markets. Mr. Bozoki began his career at Ernst & Young where he spent six years in the audit practice.

Mr. Bozoki received a Master of Business Administration from the University of Western Ontario, Richard Ivey School of Business and a Bachelor of Commerce from Queen's University.

Jan Neumeister, Head of European Operations, Age 37

Jan Neumeister is GameSquare's Head of European Operations. Prior to joining GameSquare, Mr. Neumeister was the Senior Vice President of Media and Partnerships at FaZe Clan, a US-based professional esports and entertainment organization. Mr. Neumeister also served in a variety of roles for the Manchester City Football Club, including Head of Commercial Media, and Mediacom.

Mr. Neumeister received a degree in business management from the University of Surrey.

Aaron Atin, Corporate Secretary, Age 38

Aaron Atin is GameSquare's Corporate Secretary. In addition to his role at GameSquare, Mr. Atin advises various TSX, TSX Venture, NEO, and CSE-listed companies in the mining, technology and agricultural industries as a corporate securities lawyer. Mr. Atin previously worked as a securities lawyer at a large Toronto corporate law firm, where he worked on a variety of corporate and securities transactions.

Mr. Atin received a Juris Doctor from the University of Toronto and a Bachelor of Arts from the University of Waterloo.

B. Compensation

For the year ended November 30, 2020, the total compensation paid to the Group's non-executive directors, executive directors and senior management collectively was C$658,479. The total amounts set aside or accrued by the Group to provide pension, retirement or similar benefits to such persons was nil.

C. Board Practices

Term of Office

Each board member holds his office until the next annual meeting of GameSquare or until his successor is elected or appointed.

Service Agreements

See "Item 1. Identity of Directors, Senior Management and Advisers — A. Directors and Senior Management — Service Agreements" for a summary of our service agreements.

For the purpose of the agreements with the directors and officers as set forth therein, "Change in Control" is defined as the acquisition by any person or entity of:

  shares or rights or options to acquire Common Shares or securities which are convertible into common shares or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders of GameSquare;

  shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of GameSquare or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or

  more than 50% of the material assets of GameSquare, including the acquisition of more than 50% of the material assets of any material subsidiary of GameSquare.

Such Change of Control payments may be triggered by either GameSquare or the director or officer who elects from the date of such Change in Control to elect to have such officer's agreement terminated. GameSquare has no compensatory plan or arrangement in respect of compensation received or that may be received by the officers or directors in GameSquare's most recently completed or current financial year in the event of the termination of employment (resignation, retirement, Change in Control) or in the event of a change in responsibilities following a Change in Control.

Board of Directors and Key Committees

Certain of our strategic decisions and authorities are reserved as matters for the Board, with other matters, responsibilities and authorities delegated to its committees.

Audit Committee

Our audit committee (the "Audit Committee") assists the Board in overseeing the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent auditors and the performance of the independent auditors and our internal audit function.

As of the date of this Form 20-F, the Audit Committee is comprised of three directors: Paul LeBreux (Chair), Kevin Wright and Craig Armitage. Each member of the Audit Committee is financially literate and Mr. Lebreux and Craig Armitage are independent, as required by applicable securities laws. Please refer to " – A. Directors and Senior Management – Directors" for the relevant education and experience of each of the members of the Audit Committee. The members of the Audit Committee are appointed annually by the Board and serve at the pleasure of the Board until their successors are duly appointed.

D. Employees

Our employees are essential to our long-term success. We continue to invest in the development of our people and strive to ensure that we are positioned to attract and retain the best talent in the esports industry.

The table below sets forth the number of full time equivalent ("FTE") employees by Group entity and geography for the periods presented.

Number of Employees as at November 30, 2020
GameSquare
Canada	2
Code Red
United Kingdom	15
Reciprocity
United States	9
Canada	2
Total	28

E. Share Ownership

The table below sets forth the number of options to purchase Common Shares and the number of Common Shares currently held by the Company’s directors and senior management. This table is based on information provided by such persons and has not been independently confirmed by the Company.

Name and Title	Options	Common Shares
Kevin Wright President & Director	325,000	2,800,000
Justin Kenna CEO & Director	2,000,000	500,000
Paul Bozoki CFO	150,000	Nil
Jan Neumeister Head of European Operations	500,000	Nil
Neil Said Chairman & Director	150,000	100,000
Aaron Atin Corporate Secretary	150,000	Nil
Craig Armitage Director	250,000	Nil
Paul LeBreux Director	100,000	1,074,649

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the names of the persons or companies who, to our knowledge, own beneficially, directly or indirectly, more than 5% of any class or series of our securities.

Name of Shareholder	Common Shares	Percentage of Share Capital
Paul Chaloner	9,256,800	8.1%

B. Related Party Transactions

We have identified related parties as certain of our directors and officers, with whom we have entered into service agreement. Compensation pursuant to such service agreements amounted to C$658,479 and C$392,717 for the year ended November 30, 2020 and the three months ended February 28, 2021, respectively.

See "Item 1. Identity of Directors, Senior Management and Advisers — A Directors and Senior Management — Service Agreements" for a summary of such service agreements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The Group's audited consolidated financial statements for the year ended November 30, 2020 and unaudited interim consolidated financial statements for the three months ended February 28, 2021 are incorporated by reference beginning on page F-1.

Legal Proceedings

There are no governmental, legal or arbitration proceedings (including such proceedings which are pending or threatened of which the Group is aware) during a period covering at least the previous 12 months preceding the date of this Form 20-F which may have, or have had in the recent past, significant effects on the Group's financial position or profitability.

Dividend Policy

We maintain a policy that establishes priorities for the utilization of capital, which, in order of importance, are: (i) funding organic growth and M&A; and (ii) if there is excess cash after these priorities, to return it to shareholders.

B. Significant Changes

The following significant changes have occurred relating to the financial information of the Group since November 30, 2020:

On December 31, 2020, GameSquare and Reciprocity entered into an arrangement agreement pursuant to which GameSquare acquired all outstanding common shares in Reciprocity (the "Acquisition Agreement"). Under the terms of the Acquisition Agreement, GameSquare issued 43,749,996 common shares of GameSquare to certain shareholders of Reciprocity (the "Consideration Shares"). Certain Reciprocity shareholders also became entitled to receive (i) 5.255 million Common Shares if the Reciprocity business generates a minimum of USD$5 million of revenue and USD$1 million of net earnings before financing expenses, taxes and amortization ("EBITDA") within 12 months of closing of the Reciprocity Acquisition (the "Closing") and (ii) nine million Common Shares if the Reciprocity business generates a minimum of USD$7 million of revenue and USD$1.4 million of EBITDA within 12 months of the Closing. The Consideration Shares are subject to a 12-month lock-up period, a third of which will be released every four months following the Closing.

In addition, in connection with the Reciprocity Acquisition, GameSquare also granted (i) three million replacement options to certain Reciprocity optionholders exercisable for 24 months to acquire an equal number of Common Shares at an exercise price of C$0.40 per option.

Finally, GameSquare has agreed to grant or issue (i) up to 6,168,000 options to certain Reciprocity securityholders exercisable for 24 months to acquire an equal number of Common Shares at an exercise price of C$1.00 per option if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Closing, and (ii) up to 3,725,000 Common Shares to certain Reciprocity securityholders if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Closing.

The Reciprocity Acquisition closed on March 16, 2021.

On January 22, 2021, GameSquare announced the appointment Justin Kenna as Chief Executive Officer. In connection with the appointment, GameSquare granted Mr. Kenna a total of 2,000,000 stock options pursuant to GameSquare's stock option plan.

On February 9, 2021, GameSquare announced it had entered into an agreement for a bought deal private placement financing and upsize lead by Canaccord Genuity Corp., on behalf of a syndicate of underwriters (collectively, the "Underwriters"). The Underwriters have agreed to purchase on a bought deal private placement basis, 16,700,000 subscription receipts of GameSquare ("Subscription Receipts") at a price of C$0.42 per Subscription Receipt, for aggregate gross proceeds of C$7,014,000 (the "Offering"). The net proceeds of the Offering were released to GameSquare on March 18, 2021 (the "Escrow Release Date").

On the Escrow Release Date, each Subscription Receipt was automatically exercised, without payment of additional consideration on the part of the holder, into one unit of GameSquare (a "Unit"). Each Unit was comprised of one Common Share and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$0.60 for a period of 36 months from the closing date of the Offering, subject to a Warrant acceleration right exercisable by GameSquare if, at any time following the date that is four months and one day from the date of the closing of the Offering, the daily volume weighted average trading price of GameSquare's common shares on the Canadian Securities Exchange is greater than C$1.00 for the preceding five consecutive trading days.

As consideration for their services with respect to the Offering, the Underwriters received a cash commission of C$490,980 and 1,169,000 warrants of GameSquare (the "Broker Warrants"), exercisable for a period of 36 months following the closing date, to acquire 1,169,000 Units of GameSquare. Each Unit consists of one common share of GameSquare and one half of one common share purchase warrant. Each warrant is exercisable to purchase one common share of GameSquare at an exercise price of C$0.60 per common share for a period of 36 months from the Escrow Release Date. In addition, GameSquare incurred legal and other expenses totaling C$159,995 in connection with the Offering.

On February 19, 2021, GameSquare announced that it had closed a non-brokered private placement financing of 2,381,477 units at a price of C$0.42 per Unit for gross proceeds of C$1,000,220. Each Unit consists of one common share of GameSquare and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one additional common share at an exercise price of C$0.60 for a period of 36 months from issuance. The securities issued in connection with the offering are subject to a statutory four month hold period, which expires on June 20, 2021. Finder's fees in connection with the Offering were paid or issued to eligible finders in accordance with the policies of the Canadian Securities Exchange consisting of a cash commission equal to C$1,470 and 166,703 finder warrants. Each finder warrant entitles the holder to acquire one Common Share at a price of C$0.60 per Common Share for a period of 36 months following issuance.

Subsequent to February 28, 2021, GameSquare granted 1,762,766 options to consultants of GameSquare at weighted average exercise prices of C$0.45 per common share and weighted average life of five years. 262,766 of these options vest immediately on the date of grant, 1,000,000 vest in four equal installments over one year and the remaining 500,000 vest in eight equal installments over two years.

On March 1, 2021, GameSquare entered into an agreement to loan Reciprocity C$250,000 at an interest rate of 8% with a maturity date of March 1, 2022.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

GameSquare Esports Inc.'s common shares are listed on the Canadian Securities Exchange under the symbol "GSQ."

B. Plan of Distribution

Not applicable.

C. Markets

See "— A. Offer and Listing Details" for all stock exchanges where GameSquare's common shares are traded.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of November 30, 2020 and as of February 28, 2021, our authorized share capital consisted of an unlimited number of common shares (without par value). As of the date hereof,  243,901,900 Common Shares were outstanding. All of the allotted and issued shares are fully paid or credited as fully paid.

For additional information on our Common Shares in issue and treasury shares, please refer to note 10 to our unaudited interim consolidated financial statements for the three months ended February 28, 2021, included elsewhere in this Form 20-F.

B. Memorandum and Articles of Association

Incorporation

GameSquare Esports Inc. an international esports company incorporated under the laws of the province of Ontario, Canada on December 13, 2018 with registry ID 5041519 and its registered office at 65 Queen Street West, Suite 900, Toronto, Ontario M5H 2M5, Canada.

Objects and Purposes of our Corporation

Our articles of incorporation do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles of incorporation on the business that we may carry on.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Other than as disclosed below, neither our articles nor our corporate by-laws restrict our directors' power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote with regard to compensation payable to themselves or any other members of their body in the absence of an independent quorum.

Our corporate by-laws provide that a director or officer who: (a) is a party to; or (b) is a director or an officer of, or has a material interest in, any person who is a party to; a material contract or transaction or proposed material contract or transaction with us shall disclose the nature and extent of such director's or officer's interest at the time and in the manner provided by the OBCA. Any such contract or transaction or proposed material contract or transaction shall be referred to our Board of Directors or shareholders for approval in accordance with the OBCA even if such contract or proposed material contract or transaction is one that in the ordinary course of our business would not require approval by our Board of Directors or shareholders, and a director interested in a contract or transaction so referred to our Board of Directors shall not attend any part of a meeting of our Board of Directors during which the contract or transaction is discussed and shall not vote on any resolution to approve such contract or transaction except as provided by the OBCA.

Subject to our articles, our directors shall be paid such remuneration for their services as our Board of Directors may from time to time determine. Our directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of our Board of Directors or any committee thereof.

The OBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless it is a contract or transaction: (i) relating primarily to such director's remuneration as a director of the company or one of our affiliates; (ii) for indemnity or insurance for the benefit of such director in his/her capacity as a director; or (iii) with one of our affiliates.

A director or officer who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter is not accountable to us or our shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of that relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or officer disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to us at the time it was approved.

The OBCA provides that a director or officer generally holds a disclosable interest in a contract or transaction if either (a) the director or officer is a party to the contract or transaction with us and such contract or transaction is material to us; or (b) the director or officer is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with us.

Borrowing Powers of Directors

Our corporate by-laws provide that, if authorized by our directors, we may:

  borrow money upon our credit;

  issue, reissue, sell or pledge debt obligations, including bonds, debentures, notes or other evidences of indebtedness or guarantees, whether secured or unsecured;

  give a guarantee on our behalf to secure performance of an obligation of any person; and

  mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of GameSquare including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of GameSquare.

Amendment to the borrowing powers described above requires an amendment to our corporate by-laws. Our corporate by-laws do not contain any provisions in connection with amending the by-laws. The OBCA provides that our Board of Directors may by resolution, make, amend or repeal any by-laws that regulate our business and affairs and that the Board of Directors will submit such by-law, amendment or repeal to our shareholders at the next meeting of shareholders and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.

Qualifications of Directors

Under our articles and corporate by-laws, a director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the OBCA to become, act or continue to act as a director. The OBCA provides that the following persons are disqualified from being a director of a corporation: (i) a person who is less than 18 years of age; (ii) a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (iii) a person who is not an individual; and (iv) a person who has the status of a bankrupt.

Share Rights

Our authorized share capital consists of an unlimited number of common shares without nominal or par value.

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote per share held at each such meeting, and they are entitled to receive dividends as determined and declared by our Board of Directors.

Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or concurrently with the holders of the common shares, our Board of Directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of GameSquare.

In the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares entitled to receive our assets upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions attaching to our shares are contained in our articles and such rights, privileges, restrictions and conditions may be changed by amending our articles. In order to amend our articles, the OBCA requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if we resolve to make particular types of amendments to our articles, a holder of our shares may dissent with regard to such resolution and, if such shareholder so elects, we would have to pay such shareholder the fair value of the shares held by the shareholder in respect of which the shareholder dissents as of the close of business on the day before the resolution was adopted. The types of amendments that would be subject to dissent rights include without limitation: (i) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of our shares; and (ii) to add, remove or change any restriction upon the business that we may carry on or upon the powers that we may exercise.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the OBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Annual meetings of our shareholders must be held at such time in each year not more than 15 months after the last annual meeting, as the Board of Directors may determine. Notice of the time and place of a meeting of shareholders must be sent not less than twenty-one days and not more than fifty days, before the meeting.

Meetings of our shareholders shall be held at our registered office or, if our Board of Directors shall so determine, at some other place in Ontario or, at some place outside Ontario if all the shareholders entitled to vote at the meeting so agree.

Our Board of Directors, the Chair of our Board, our Chief Executive Officer, or our President shall have power to call a special meeting of our shareholders at any time.

The OBCA provides that our shareholders may requisition a special meeting in accordance with the OBCA. The OBCA provides that the holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a special meeting of shareholders for the purposes stated in the requisition.

Under our by-laws, the quorum for the transaction of business at a meeting of our shareholders is two or more persons, present in person or by proxy and holding in aggregate not less than 33 1/3% of our issued shares entitled to vote at such meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or Ontario, or in our charter documents.

Change in Control

There are no provisions in our articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries.

Ownership Threshold

Neither our by-laws nor our articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. In addition, securities legislation in Canada requires that we disclose in our proxy information circular for our annual meeting and certain other disclosure documents filed by us under such legislation, holders who beneficially own more than 10% of our issued and outstanding shares.

C. Material Contracts

Other than those disclosed under "Item 1. Identity of Directors, Senior Management and Advisers — A. Directors and Senior Management - Service Agreements" and those entered into in the ordinary course of our business, the only contracts material to our business are as follows: Capital Markets Advisory Agreement dated April 21, 2021 entered into by GameSquare and Sophic Capital Inc.

Intercompany Loan to GameSquare Inc.

In connection with the letter of intent dated February 10, 2020, GameSquare agreed to a secured loan with GameSquare Inc. of up to C$250,000 (the "Intercompany Loan"). The Intercompany Loan was provided on March 9, 2020. The Intercompany Loan was secured against the assets of GameSquare Inc., bore interest at 10% per annum and was due within five days of the announcement of the termination of the RTO. We accrued interest of C$12,637 and recorded net repayments of C$79,890 on the outstanding loan prior to the elimination of the Intercompany Loan upon the consolidation of the Group on October 2, 2020, when the RTO closed.

Intercompany Loan to Reciprocity Corp.

In connection with the Reciprocity Acquisition, GameSquare agreed to an unsecured loan with Reciprocity of US$250,000 (the "Reciprocity Intercompany Loan"). The Reciprocity Intercompany Loan was provided on March 1, 2021. The Reciprocity Intercompany Loan was unsecured, bore interest at 8% per annum and was due within one year. We accrued interest of US$876 and recorded net repayments of US$Nil on the outstanding loan prior to the elimination of the Reciprocity Intercompany Loan upon the consolidation of the Group on March 16, 2021, when the Reciprocity Acquisition closed.

D. Exchange Controls

We are not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the Common Shares. There are no limitations under the laws of Canada or by the charter or our other constituent documents, except the Investment Canada Act which may require review and approval by the Minister of Industry (Canada) of certain acquisition of control of us by non-Canadians. The threshold for acquisitions of control is generally defined as being one-third or more of our voting shares. If the investment is potentially injurious to national security it may be subject to review under the Investment Canada Act notwithstanding the percentage interest acquired or amount of the investment. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our Common Shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its Common Shares in the capital of our Company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty"). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our Common Shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our Common Shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our Common Shares is made. Accordingly, holders and prospective holders of our Common Shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our Common Shares in their particular circumstances.

Dividends

Dividends paid on our Common Shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our Company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our Company) to residents of the United States who are entitled to the benefits of the Treaty, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States entitled to the benefits of the Treaty that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our Company unless such share represents "taxable Canadian property", as defined in the Income Tax Act (Canada), to the holder thereof. Our Common Shares generally will not be considered taxable Canadian property to a non-resident holder provided that:

  The non-resident holder;

  Persons with whom the non-resident holder did not deal at arm's length;

  the non-resident holder and persons with whom such non-resident holder did not deal at arm's length; or

  partnerships in which the non-resident holder or a person with whom the non-resident holder did not deal at arm's length holds a membership interest directly or indirectly through one or more partnerships, did not own, or have an interest in, or an option in, respect of, 25% or more of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our Company represent taxable Canadian property and who is resident in the United States and entitled to the benefits of the Treaty, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Certain U.S. Federal Income Tax Considerations

The following is a summary of the U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the acquisition, ownership, and disposition of Common Shares. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder of Common Shares, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary applies only to a U.S. Holder that acquires Common Shares and holds Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address all U.S. federal income tax considerations that may be relevant to shareholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, partnerships and other pass-through entities, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans and individual retirement accounts, regulated investment companies, real estate investment trusts, persons subject to the alternative minimum tax, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons holding Common Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment, persons that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares (including Common Shares) of GameSquare, and persons who acquired Common Shares through stock option or shares purchase plan programs or in other compensatory arrangements.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership are urged to consult their tax advisers regarding the tax consequences of acquiring, owning, and disposing of Common Shares.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Common Shares that is: (i) a citizen or an individual who is a resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State or political subdivision thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust; or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to them, having regard to their particular circumstances.

Distributions

Subject to the discussion under "– Passive Foreign Investment Company Considerations" below, the gross amount of a distribution paid to a U.S. Holder with respect to Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder's gross income as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder's tax basis in Common Shares, and to the extent the amount of the distribution exceeds such U.S. Holder's tax basis, the excess will be taxed as capital gain. Because we do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes.

Dividends received by individuals and other non-corporate U.S. Holders of Common Shares generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and that GameSquare is not treated as a PFIC (as defined below) for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Common Shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisers regarding the application of the relevant rules to their particular circumstances.

Dividends paid on Common Shares generally will constitute foreign-source income classified as "passive category" income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder's foreign taxes for a particular taxable year). The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

Receipt of Foreign Currency

The U.S. dollar value of any distribution on Common Shares made in Canadian dollars generally will be calculated by reference to the exchange rate between U.S. dollars and Canadian dollars in effect on the date of actual or constructive receipt of such distribution by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as ordinary income or loss to a U.S. Holder and generally will be U.S.-source income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisers regarding the U.S. federal income tax consequences of receiving distributions on Common Shares in Canadian dollars.

Sale or Other Disposition of Common Shares

Subject to the discussion under "-Passive Foreign Investment Company Considerations" below, a U.S. Holder will recognize taxable gain or loss upon the sale, exchange, or other taxable disposition of Common Shares equal to the difference, if any, between the amount realized for Common Shares and the U.S. Holder's tax basis in such Common Shares. The gain or loss will be capital gain or loss. Non-corporate U.S. Holders, including individual U.S. Holders that have held Common Shares for more than one year, currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Certain adverse tax consequences could apply to a U.S. Holder if we are treated as a "passive foreign investment company" (a "PFIC") for any taxable year during which the U.S. Holder holds Common Shares. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (the "income test") or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (the "asset test"). Generally, "passive income" includes interest, dividends, rents, royalties and certain gains, and cash is a passive asset for PFIC purposes. For purposes of the asset test and income test, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

We have made no determination as to whether we are classified as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and is also affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (i) the market price of Common Shares, which is likely to fluctuate, and (ii) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. Moreover, our PFIC status is determined on an annual basis after the end of each taxable year. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held Common Shares, gain recognized upon a disposition of Common Shares by the U.S. Holder would be allocated ratably over the U.S. Holder's holding period for such Common Shares. The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability for each such year. Further, to the extent that any distribution received by a U.S. Holder on Common Shares exceeded 125% of the average of the annual distributions received on such Common Shares during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner.

Alternatively, if we were a PFIC and if Common Shares were "regularly traded" on a "qualified exchange," a U.S. Holder might be able to make a mark-to-market election with respect to Common Shares that would result in tax treatment different from the general tax treatment for PFICs described above. The Common Shares would be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of Common Shares were traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where Common Shares are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, in each year that we are a PFIC the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of Common Shares at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in Common Shares will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of Common Shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in a further alternative tax treatment.

If we were a PFIC for any year during which a U.S. Holder owned Common Shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder's Common Shares unless (i) we ceased to be a PFIC and (ii) the U.S. Holder had made a "deemed sale" election under the PFIC rules to recognize gain (but not loss) under the PFIC rules described above, without the receipt of corresponding cash.

If we were a PFIC or, with respect to a particular U.S. Holder, we were treated as a PFIC for the taxable year in which we pay a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. In addition, if we were a PFIC for any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder would be required to file annual reports with the Internal Revenue Service, subject to certain exceptions.

The application of the PFIC rules to U.S. Holders is uncertain in certain respects, and the PFIC rules remain subject to recently proposed Treasury Regulations yet to be made final. Each U.S. Holder should consult its own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the recently proposed Treasury Regulations, as well as the advisability of making any available election under the PFIC rules, with regard to such holder's ownership and disposition of Common Shares.

Additional Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gains from the disposition of Common Shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisers regarding the applicability of this tax to its income and gains in respect of Common Shares.

Foreign Financial Asset Reporting

Citizens or individual residents of the United States holding "specified foreign financial assets" (which generally include shares and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain U.S. dollar thresholds are required to report information relating to such assets, which could include Common Shares, by filing a completed Internal Revenue Service Form 8938 (Statement of Specified Foreign Financial Assets) with their tax returns. Significant penalties may apply for the failure to satisfy this reporting obligation. U.S. Holders are urged to consult their tax advisers regarding the foregoing reporting obligation with regard to their ownership of Common Shares.

Information Reporting and Backup Withholding

Distributions with respect to Common Shares and proceeds from the sale, exchange, or other taxable disposition of Common Shares may be subject to information reporting to the Internal Revenue Service and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and properly establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding common shares will be declared by and subject to the discretion of the Board on the basis of our earnings, financial requirements and other relevant factors, and subject to Canadian law.

G. Statement by Experts

The audited consolidated financial statements of GameSquare and its subsidiaries for the year ended November 30, 2020, appearing in this Form 20-F have been audited by Kreston GTA LLP, Chartered Accountants, as set forth in their report found on pages F-1 to F-32 and incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

H. Documents on Display

Upon the effectiveness of this Form 20-F, we will be subject to the informational requirements of the Exchange Act. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning us referred to in this Form 20-F may be viewed at our executive offices during normal business hours.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR at www.sedar.com, the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For a description of market risks relevant our business, please see "Item 4B. Business Overview — Risk Management and Internal Control."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants And Rights

As of November 30, 2020, we had 13,052,900 warrants outstanding, 12,452,900 of which entitle the registered holder to purchase one Common Share at a price of C$0.40 per share at any time until October 2, 2022 and 600,000 of which entitle the registered holder to purchase one Common Share at a price of C$0.40 per share at any time until November 17, 2022.

C. Other Securities

Not applicable.

D. American Depository Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

Not applicable.

A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

B. CODE OF ETHICS

Not applicable.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Effective March 26, 2021, GameSquare changed its auditor from McGovern Hurley LLP ("McGovern") to Kreston GTA LLP ("Kreston") to take advantage of Kreston’s registration with the Public Company Accounting Oversight Board, a registration which McGovern did not hold.

G. CORPORATE GOVERNANCE

Not applicable.

H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide audited consolidated financial statements and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-52, which are incorporated herein by reference. All schedules are omitted as the required information is inapplicable or the information is presented in the Group's audited consolidated financial statements or notes thereto.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1*	Articles of Incorporation of GameSquare Esports Inc.*
1.2*	Bylaws of GameSquare Esports Inc.*
4.1*	Promissory note issued March 19, 2020 by Gamesquare Inc. to GameSquare;*
4.2*	Loan agreement dated February 26, 2021 between GameSquare and Reciprocity.*
4.3*	Capital Markets Advisory Agreement dated April 21, 2021 between GameSquare and Sophic Capital Inc.*
15.1	Consent of Kreston GTA LLP, Chartered Accountants

*Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GAMESQUARE ESPORTS INC.

Date: July 30, 2021

By:	/s/ Paul Bozoki

Paul Bozoki Chief Financial Officer

[Signature Page to Form 20-F]

GAMESQUARE ESPORTS INC.

(FORMERLY MAGNOLIA COLOMBIA LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2020

and the period from December 13, 2018 (incorporation) to November 30, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GameSquare Esports Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GameSquare Esports Inc. (the "Company") as of November 30, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of November 30, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com

A member of Kreston International | A global network of independent accounting firms

Emphasis of Matter

We draw attention to Note 20 of the financial statements, which describes the closing of the acquisition of Reciprocity Corp, a privately held gaming and esports company headquartered in Toronto, Canada. Our opinion is not modified in respect of this matter.

We have served as the Company's auditor since 2019.

Kreston GTA LLP

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

May 28, 2021

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com

A member of Kreston International | A global network of independent accounting firms

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ Canadian)	November 30, 2020	November 30, 2019

ASSETS

Current
Cash	$660,686	$322,143
Amounts receivable (Note 5)	381,749	-
Prepaid expenses and deposits	109,142	-
Other investments (Note 9)	62,635	-

Total current assets	1,214,212	322,143

Long-term	1,419
Equipment (Note 6)		-
Intangibles (Note 7)	2,361,567	-
Goodwill (Note 7)	2,258,109	-
Reclamation deposits (Note 8)	338,606	-

Total assets	$6,173,913	$322,143

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 13)	$845,273	$68,879
Deferred revenue	104,630	-

Total current liabilities	949,903	68,879

Deferred consideration on acquisition of Code Red (Note 4)	335,000	-
Long term loan (Note 17)	40,000	-
Reclamation provision (Note 8)	323,933	-
Deferred tax liability (Notes 7 and 10)	464,000	-

Total liabilities	2,112,836	68,879

SHAREHOLDERS' EQUITY
Common shares (Note 11(b))	6,340,328	513,735
Contributed surplus (Note 11(c))	718,951	2,639
Warrants (Note 12)	827,461	-
Accumulated other comprehensive income	884	-
Accumulated deficit	(3,826,547)	(263,110)

Total shareholders' equity	4,061,077	253,264

Total liabilities and shareholders' equity	$6,173,913	$322,143

Nature of operations and going concern (Note 1)

Contingencies and commitments (Notes 1, 8 and 17)

Subsequent events (Note 20)

Approved by the Board of Directors on May 28, 2021

"KEVIN WRIGHT", Director                    "MAURICE COLSON", Director

See accompanying notes to the consolidated financial statements

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)

CONSOLIDATED STATEMENTS OF (LOSS) AND COMPREHENSIVE (LOSS)

		Period from December 13,
	Year ended	2018 (incorporation) to
($ Canadian)	November 30, 2020	November 30, 2019
Revenues
Talent management service	$138,643	$-
Influencer promotional fees	314,100	-
Consulting fees	36,031	-
Total Revenues (Note 18)	488,774	-

Cost of sales	331,228	-

Gross profit	157,546	-

Other income
Interest income	1,947	-

Total other income	1,947	-

Expenses
Consulting and management fees (Note 13)	760,648	229,200
Professional fees	8,323	30,628
General office expenses	202,569	325
Travel expenses	4,107	-
Shareholder communications and filing fees	52,229	300
Interest expense	11,497	-
Bad debt expense	74,581	-
Foreign exchange loss	5,110	18
Change in reclamation provision (Note 8)	6,308	-
Share-based compensation (Note 11(c) and 13)	709,953	2,639
Transaction costs (Note 19)	1,817,540	-
Amortization (Note 7)	81,433	-

Total expenses	3,734,298	263,110

Loss for the period before income taxes	(3,574,805)	(263,110)
Income tax (recovery) (Note 10)	(1,697)	-
Loss for the period	(3,573,108)	(263,110)

Other comprehensive income
Items that will subsequently reclassified to operations:
Foreign currency translation	884	-

Total comprehensive loss for the period	$(3,572,224)	$(263,110)
Basic and diluted net loss per share (Note 14)	$(0.14)	$(0.04)
Weighted average number of common shares outstanding - basic and diluted	24,995,371	6,948,630

See accompanying notes to the consolidated financial statements

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

					Accumulated
					other
			Contributed		comprehensive	Accumulated	Shareholders'
($ Canadian)	Common Shares		Surplus	Warrants	income	Deficit	Equity
	#	$	$	$		$	$
Balance, December 1, 2019	20,000,000	513,735	2,639	-	-	(263,110)	253,264
GameSquare common shares and effect of deemed acquisiton by Gamesquare Inc. at fair value of capital consideration (Note 19)	9,996,011	1,865,356	16,030		-		1,881,386
Issued on acquisition of Code Red (Note 4)	9,300,000	1,735,473	-	-	-	-	1,735,473
Private placement (Note 11(b))	12,632,900	2,357,404	-	800,821	-	-	3,158,225
Share issuance costs (Note 11(b))	-	(131,640)	-	-	-	-	(131,640)
Broker warrants (Note 12)	-	-	-	26,640	-	-	26,640
Options granted (Note 11(c))	-	-	709,953	-	-	-	709,953
Option expiry (Note 11(c))	-	-	(9,671)	-	-	9,671	-
Other comprehensive income	-	-	-	-	884		884
Net loss for the y ear	-	-	-	-		(3,573,108)	(3,573,108)
Balance, November 30, 2020	51,928,911	6,340,328	718,951	827,461	884	(3,826,547)	4,061,077

Balance, December 13, 2018	-	-	-	-	-	-	-
Private placement (Note 11(b))	20,000,000	513,735	-	-	-	-	513,735
Options granted (Note 11(c))	-	-	2,639	-	-	-	2,639
Net loss for the period	-	-	-	-	-	(263,110)	(263,110)
Balance, November 30, 2019	20,000,000	513,735	2,639	-	-	(263,110)	253,264

 See accompanying notes to the consolidated financial statements

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the period from
		December 13, 2018
	Year ended	(incorporation) to
($ Canadian)	November 30, 2020	November 30, 2019

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net (loss)	$(3,573,108)	(263,110)
Adjustment for:
Income tax recovery (Note 10)	(1,697)	-
Transaction costs (Note 19)	1,817,540	-
Share-based compensation (Note 11(c))	709,953	2,639
Change in reclamation provision (Note 8)	6,308	-
Amortization	81,433	-
	(959,571)	(260,471)

Net change in non‑cash working capital	413,944	68,879
Net cash flow from operating activities	(545,627)	(191,592)

FINANCING ACTIVITIES
Private placement (Note 11(b))	3,000,240	515,000
Share issue costs (Note 11(b))	(105,000)	(1,265)

Net cash flow from financing activities	2,895,240	513,735
INVESTING ACTIVITIES
Cash acquired on acquisition of GameSquare (Note 19)	226,213	-
Acquisition of Code Red (Note 4)	(2,490,000)	-
Cash acquired on acquisition of Code Red (Note 4)	251,839	-
Net cash flow from investing activities	(2,011,948)	-

Effect of exchange rate changes on cash	878	-
CHANGE IN CASH	338,543	322,143
CASH, beginning of the period	322,143	-
CASH, end of the period	$660,686	$322,143

SUPPLEMENTAL INFORMATION:
Value of shares issued on reverse acquisition of GameSquare (Note 19)	$1,865,356	$-
Value of options issued on reverse acquisition of GameSquare (Note 19)	16,030	-
Value of shares issued on acquisiton of Code Red (Note 4)	1,735,473	-
Cash deferred on acquistion of Code Red (Note 4)	185,000	-
Value of broker warrants issued (Note 12)	26,640	-

 See accompanying notes to the consolidated financial statements

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

1.  NATURE AND CONTINUANCE OF OPERATIONS

GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) (the "Company" or "GameSquare") is a publicly traded company with the registered office located at 65 Queen Street West, Suite 900, Toronto, Ontario, M5H 2M5, Canada. GameSquare changed its name from Magnolia Colombia Ltd. on September 30, 2020.

GameSquare is engaged in the business of internet entertainment and marketing. Please refer to Note 19 for details on a reverse take-over transaction which closed on October 2, 2020 and Note 4 for the details on the acquisition of Code Red Esports Ltd. The Company is traded on the Canadian Securities Exchange (CSE) under the symbol "GSQ".

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Stetson Oil & Gas Corporation, GameSquare (Ontario) Inc. ("GameSquare (Ontario)") (see Note 20) and Code Red Esports Ltd. ("Code Red").

The accompanying consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and meet its liabilities and commitments in other than the normal course of business and at amounts different from those in the consolidated financial statements. Such adjustments could be material.

As at November 30, 2020, the Company had working capital of $264,309 (November 30, 2019 - $253,264). Refer to Note 20 which describes a $1,000,220 non-brokered financing that closed on February 19, 2021 and a brokered $7,014,000 subscription receipt financing which is pending closing as of the issue date of these financial statements.  The Company's continuation as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations and ultimately achieve profitable operations. Management intends to finance operating costs over the next twelve months with issuance of common shares, loans or profits from its business activities. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These matters represent material uncertainties that cast significant doubt on the Company's ability to continue as a going concern.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The Board of Directors approved these consolidated financial statements on May 28, 2021.

Basis of presentation

These consolidated financial statements include the accounts of the Company., an entity continued under the laws of Ontario and its wholly-owned U.S. subsidiary, Stetson Oil & Gas Corporation, its wholly owned Canadian subsidiary, GameSquare (Ontario) and its wholly owned UK subsidiary Code Red Esports Ltd. (see Note 4)

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

The purchase method of accounting is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. All intercompany balances and transactions are eliminated on consolidation. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the consolidated statement of loss.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Functional and presentation currency and translation

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent company, its Canadian subsidiary, GameSquare (Ontario) and its U.S. subsidiary, Stetson Oil & Gas Corporation. The functional currency of its UK subsidiary, Code Red, is the United Kingdom pound sterling ("GBP").

Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the financial statement date are retranslated at the period end date exchange rates. Non-monetary items which are measured using historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognized in net loss.

Foreign operations in currencies other than the presentation currency are translated from their functional currencies into Canadian dollars on consolidation. Items in the consolidated statements of loss and comprehensive loss are translated using weighted average exchange rates over the reporting period. Items in the consolidated statements of financial position are translated at the closing spot exchange rate. Exchange differences arising from the translation of the net assets of entities with functional currencies other than the Canadian dollar are recognized in a separate component of equity through other comprehensive income.

On disposal of a foreign operation the cumulative translation differences recognized in equity are reclassified to profit or loss and recognized as part of the gain or loss on disposal.

Revenue recognition

The Company generates revenue from consulting services, influencer marketing and promotion fees, broadcast talent management services, and other services. The Company recognizes revenue when there is evidence a sales arrangement exists, the sales price is fixed or determinable, and collectability is reasonably assured. The amount of revenue is recorded as the services are performed. In some instances, cash is received before the Company has satisfied the performance obligations and this amount is recorded as deferred revenue.

Consulting fees and other revenues

Consulting fees and other revenues are recognized when the services have been performed.

Talent management service revenues

Talent management service revenue is recorded on completion of the event in which the talent management service has been provided.

Influencer promotional fees

Influencer marketing and promotional fees are recognized over the period during which the services are performed. Revenue and income from custom service contracts are determined on the percentage of completion method, based on the ratio of contract time passed in the reporting period over estimated total length of the contract.

Accounting for Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of acquisition-date fair values of the assets transferred and liabilities assumed by the Company, liabilities incurred by the Company to former owners of the acquiree in exchange for control of the acquiree. Acquisition-related costs are recognized in the statement of loss as incurred. At the acquisition date, the identifiable assets acquired, liabilities and contingent liabilities assumed are recognized at their fair values, except for deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12 Income tax and IAS 19 Employee Benefits respectively. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in the statement of loss as a bargain purchase gain. Acquisition related costs are recognized in net income (loss) as incurred.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment, if any. Depreciation is calculated using the straight-line method based on the following estimated useful lives:

Equipment 5 years

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Intangible assets

Intangible assets consist mainly of customer relationships and brand names. Customer relationships and brand names acquired through business combinations are initially recorded at their estimated fair value based on the present value of expected future cash flows.

The Company amortizes its intangible assets on a straight-line basis over the following estimated useful lives:

Customer relationships 6 years

Brand names 6 years

Goodwill

Goodwill arising on a business acquisition is recognized as an asset at the date that control is acquired (the "acquisition date"). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously held equity interest (if any) in the entity over the fair value of the identifiable net assets.

Goodwill is not amortized but is reviewed for impairment at least annually or sooner if indicators of impairment exist. Goodwill is tested for impairment at the group level representing the lowest level at which management monitors it, the operating segment level. Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed.

No impairment losses have been recognized in the consolidated statements of loss related to goodwill.

For the year ended November 30, 2020, the Company did not experience any triggering events or additional information that the goodwill's recoverable amount was significantly different than its carrying amount.

Restoration, decommissioning and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral property interests along with a corresponding increase in the restoration provision in the period incurred and depreciated. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company's estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company's estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restoration, decommissioning and environmental obligations (continued)

Changes in the net present value, excluding changes in amount and timing of the Company's estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

The Company operates an employee stock option plan. The corresponding amount is recorded to the stock option reserve. The fair value of options is determined using the Black-Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. On exercise of a stock option, any amount related to the initial value of the stock option, along with the proceeds from exercise are recorded to share capital. On expiry of a stock option, any amount related to the initial value of the stock option is recorded to deficit.

Financial instruments

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as "financial assets at fair value", as either FVPL or FVOCI, and "financial assets at amortized costs", as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company's business model and the contractual terms of the cash flows.

Amounts receivable are initially recognized when they are originated. All other financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Subsequent measurement - Financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate ("EIR") method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. Financial assets are adjusted for any expected credit losses. The Company's cash and amounts receivable are classified as financial assets at amortized cost.

Subsequent measurement - Financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of loss. The Company's other investments are classified as financial assets at FVPL.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent measurement - Financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statements of earnings (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company's only financial assets subject to impairment are amounts receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, amounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement - Financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The Company's financial liabilities at amortized cost include accounts payable and accrued liabilities and long term loan and deferred consideration on acquisition of Code Red.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of loss.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

Purchases and sales of investments are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit (loss). At each financial reporting period, the Company's management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements.

Transaction costs are expensed as incurred in profit (loss). The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company's management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in the statements of comprehensive loss. The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith. The three levels are defined as follows:

  Level 1 - investment with quoted market price;
  Level 2 - investment which valuation technique is based on observable market inputs; and
  Level 3 - investment which valuation technique is based on non-observable market inputs.

Privately-held investments

1. Securities in privately-held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company's management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in Note 9.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company's judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

2. An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as a significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company's carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management's opinion, have a positive impact on the investee company's prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management's judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

  political changes in a country in which the investee company operates that, for example, reduce the corporate tax burden, permit mining where, or to an extent that, it was not previously allowed, or reduce or eliminate the need for permitting or approvals;
  receipt by the investee company of environmental, mining, aboriginal or similar approvals, which allow the investee company to proceed with its project(s);
  filing by the investee company of a National Instrument 43-101 technical report in respect of a previously noncompliant resource;
  release by the investee company of positive exploration results, which either proves or expands their resource prospects; and
  important positive management changes by the investee company that the Company's management believes will have a very positive impact on the investee company's ability to achieve its objectives and build value for shareholders.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management's opinion, have a negative impact on the investee company's prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management's judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

  political changes in a country in which the investee company operates that increases the tax burden on companies, that prohibit mining where it was previously allowed, that increases the need for permitting or approvals, etc.;
  denial of the investee company's application for environmental, mining, aboriginal or similar approvals that prohibit the investee company from proceeding with its projects;
  the investee company releases negative exploration results;
  changes to the management of the investee company take place that the Company believes will have a negative impact on the investee company's ability to achieve its objectives and build value for shareholders;
  the investee company is placed into receivership or bankruptcy; and
  based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company's privately-held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

Income taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided using the asset and liability method on temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Government grants

Government grants are recognized then the Company qualifies for such grants and where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-financial assets

The carrying amount of the Company's assets is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in net loss.

The recoverable amount of assets is the greater of an asset's fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

New accounting standards

Effective December 1, 2019, the Company adopted the following new accounting standards.

IFRS 3, Business Combinations ("IFRS 3), amendments to IFRS 3 were issued October 2018 to amend the definition of the term 'business'. These amendments are effective for periods beginning on or after January 1, 2020. The Company chose to adopt this standard on December 1, 2019. The adoption of this standard did not have a material impact on the financial statements.

IFRIC 23 - Uncertainty Over Income Tax Treatments ("IFRIC 23") was issued in June 2017 and clarifies the accounting for uncertainties in income taxes. The interpretation committee concluded that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, then the entity shall determine taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the entity shall reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates. The adoption of IFRIC 23 on December 1, 2019 did not have a material impact on these financial statements.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting pronouncements not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2020 or later periods. Updates that are not applicable or are not consequential to the Company have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020.

3.  CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies regarding certain types of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Estimates and underlying assumptions are based on historical experience and are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements:

Assets' carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. The determination of fair value and value-in-use of cash-generating units depends on a number of assumptions, in particular market data, estimated future cash flows, and the discount rate. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. These assumptions are subject to risk and uncertainty. Any material changes in these assumptions could result in a significant change in the recoverable value of the Company's equipment, intangible assets, and goodwill.

Decommissioning obligations

The cost estimates are updated annually during the life of a project to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations) and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the property. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company's provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company's income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company's interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made. See Note 17.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

3.  CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Estimated useful life of equipment and intangible assets

Management estimates the useful lives of equipment and intangibles based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of equipment and intangibles for any period are affected by these estimated useful lives. The estimates are reviewed at each reporting date and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence, industry trends and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company's equipment in the future.

Principal versus agent

The Company is required to make judgments with respect to its relationships with its consultants. Based on the terms of the arrangements, the Company determines whether it acts as the principal or an agent for the services provided to its customers. The key elements to determine if the Company acts as a principal or an agent are whether it has primarily responsible to fulfill the promise to deliver the services, whether it has inventory risk and has discretion in establishing the sales prices for the services.

Revenue recognition

In its determination of the amount and timing of revenue to be recognized, management relies on assumptions and estimates supporting its revenue recognition policy. Estimates of the percentage of completion for applicable customer projects are based upon current actual and forecasted information and contractual terms.

Expected credit losses

Determining an allowance for ECLs requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management's judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees and applicable non-employees by reference to the fair value of the equity instruments at the date at which they are vested. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, risk-free interest rates, volatility and dividend yield and making assumptions about them.

Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Note 9 for further details.

Functional currency

The Company operates in multiple jurisdictions. Judgment from management is applied in order to determine the functional currency of each entity.

Business combinations

For business combinations, the Company must make assumptions and estimates to determine the purchase price accounting of the business being acquired. To do so, the Company must determine the acquisition date fair value of the identifiable assets acquired, including such intangible assets as technology and liabilities assumed. Among other things, the determination of these fair market values involves the use of discounted cash flow analyses and future sales growth. Goodwill is measured as the excess of the fair value of the consideration transferred measured at the acquisition date. These assumptions and estimates have an impact on the asset and liability amounts recorded in the consolidated statement of financial position on the acquisition date. In addition, the estimated useful lives of the acquired amortizable assets, the identification of intangible assets and the determination of the indefinite or finite useful lives of intangible assets acquired will have an impact on the Company's future profit or loss.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

3.  CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Provisions and contingencies

Going concern - see Note 1.

The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. See Note 17.

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation provision accrued in these consolidated financial statements to be remote, the outcome of any such contingent matters is inherently uncertain.

4. ACQUISTION OF CODE RED ESPORTS LTD.

On October 2, 2020, the Company acquired all of the outstanding shares of Code Red. Code Red is a private company incorporated in England and Wales that operates an esports agency representing on screen talent, influencers and players in Europe and throughout the world. GameSquare is focused on the esports market and has been seeking to acquire additional assets and entities serving the esports market and more broadly in sports and entertainment. As a result of the control obtained through the acquisition of 100% of the outstanding shares of Code Red, the assets and liabilities were consolidated into the Company's financial statements. The assets consisted primarily of cash, amounts receivable, prepaid expenses, equipment and intangibles (customer relationships and brand name). The liabilities assumed consisted of accounts and taxes payable, deferred tax liability and deferred revenue.

As consideration of the acquisition, the Company paid $2,490,000 in cash and issued 9,300,000 shares of its common stock with an estimated fair value of $1,735,473 based on the value allocated to common shares issued in the most recent private placement. The cash deferred portion of $185,000 is due on, or before, December 31, 2021. In addition, the Company owes bonuses of $150,000 to consultants of the Company, related to the closing of the acquisition, included in deferred consideration in the consolidated statements of financial position.

The following table summarizes the consideration for the acquisition:

Cash	$2,490,000
Cash deferred portion	185,000
Fair value of shares issued	1,735,473
$4,410,473

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

4. ACQUISTION OF CODE RED ESPORTS LTD. (continued)

The following table summarizes the accounting estimates of the acquisition with a purchase price of $4,410,473:

Cash	$251,839
Amounts receivable	474,201
Prepaid	17,589
Fixed assets	1,411
Customer relationships	1,644,000
Brand name	799,000
Accounts payable and accruals	(374,797)
Taxes payable	(9,152)
Deferred tax liability	(464,000)
Deferred revenue	(187,727)
2,152,364

Goodwill	$2,258,109

Preliminary accounting estimate of net assets acquired	$4,410,473

If the acquisition had been completed on December 1, 2019, the Company estimates it would have recorded increases in revenue and net loss of approximately $2,210,000 and $36,000, respectively. Revenues and net loss since the date of acquisition were $488,774 and $7,223, respectively.

5.  AMOUNTS RECEIVABLE

Amounts receivable balances as at November 30, 2020 and 2019 consist of:

	November 30, 2020	November 30, 2019
Trade receivables	$347,269	$-
HST receivable	34,480	-

Balance, end of period	$381,749	$-

6.  EQUIPMENT

	Cost	Depreciation	Net Book Value
Balance, December 1, 2019	$-	$-	$-
Acquisition of Code Red	1,411	-	1,411
Effect of foreign exchange	8	-	8

Balance, November 30, 2020	$1,419	$-	$1,419

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

7.  INTANGIBLES AND GOODWILL

Intangibles

The components of intangible assets as of November 30, 2020 are as follows:

	Customer
	relationships	Brand name	Total
Balance, December 1, 2019	$-	$-	$-
Acquisition of Code Red	1,644,000	799,000	2,443,000
Amortization	(54,800)	(26,633)	(81,433)

Balance, November 30, 2020	$1,589,200	$772,367	$2,361,567

On October 2, 2020, the Company acquired all of the outstanding shares of Code Red (see Note 4). The intangible assets acquired consisted of customer relationships and the Code Red brand name.

Goodwill

Changes in the carrying value of goodwill were as follows:

Balance, December 1, 2019	$-
Acquisition of Code Red	2,258,109

Balance, November 30, 2020	$2,258,109

8.  DEPOSITS AND RECLAMATION PROVISION

The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the reclamation provision associated with the retirement of formerly owned oil and gas exploration properties (both operated and non-operated) in Alberta, Canada and North Dakota, USA:

	Alberta	North Dakota	Total
Balance, reclamation provisions, December 1, 2019	-	-	-
Acquisition of GameSquare/RTO (Note 19)	317,625	-	317,625
Change in estimates	6,308	-	6,308
Balance, reclamation provision, November 30, 2020	$323,933	$-	$323,933

As at November 30, 2020, the Company had reclamation deposits of $338,606 held by the Alberta Energy Regulator ("AER") and an irrevocable Letter of Credit in the amount of $97,238 relating to its oil and gas mining leases on tribally or individual-owned Indian land in North Dakota against which, the Company has recorded a provision as management considers this amount uncollectible.

The reclamation provision represents the present value of estimated costs totaling $323,933 for required future decommissioning and other site restoration activities in Alberta. The total future reclamation provision is estimated based on the Company's net ownership interest in all wells and facilities and the estimated costs to abandon and reclaim these wells and facilities.

The Company is not in compliance with all the regulations imposed by the AER. As long as the Company is not in compliance with the AER regulations, it may not drill or operate any oil and gas assets within the Province of Alberta. The Company is aware that the Alberta Orphan Well Fund has commenced reclamation activities at a number of the Company's former oil and gas exploration sites. The Company has not received any demand letters from the Orphan Well Fund requesting reimbursement for reclamation costs.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

9.  OTHER INVESTMENTS

Irati Energy Corporation ("Irati") is a private company primarily focused on the development of its northern oil shale block located in Brazil.

At November 30, 2020, the Irati investment is being carried at fair value with changes in fair value recorded through profit and loss. The Company currently holds 1,252,710 Irati common shares valued at $0.05 per share. On February 1, 2021, the Company entered into an agreement with a private company to sell its investment in Irati for $62,635 or $0.05 per share (see Note 20).

Financial Instruments - Level 3 Hierarchy

As at November 30, 2020, the Company's investment in Irati has been classified as Level 3 within the fair value hierarchy, where the investment is recorded at its estimated fair value based on a valuation technique that includes non-observable market inputs. On November 30, 2020, the Irati common shares were valued at $0.05 per common share. The key assumptions used in the valuation of these instruments on November 30, 2020 include (but are not limited to) the value at which a recent financing was done by Irati, company-specific information, trends in general market conditions, the share performance of comparable publicly-traded companies, and appropriate liquidity and marketability discount rates.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company's financial condition or operating results.

For those investments valued based on a recent financing, management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at November 30, 2020. A +/- 10% change in the fair value of these Level 3 investments as at November 30, 2020 will result in a corresponding +/- $6,200. The Company has applied a marketability discount of 0% to its non-public investments valued based on recent financing. Had the Company applied a marketability discount of 5%, it would have resulted in a corresponding discount of approximately $3,100. While this illustrates the overall effect of changing the values of the unobservable inputs by a set percentage, the significance of the impact and the range of reasonably possible alternative assumptions may differ significantly between investments, given their different terms and circumstances. The sensitivity analysis is intended to reflect the significant uncertainty inherent in the valuation of private investments under current market conditions, and the results cannot be extrapolated due to non-linear effects that changes in valuation assumptions may have on the estimated fair value of these investments. Furthermore, the analysis does not indicate a probability of changes occurring and it does not necessarily represent the Company's view of expected future changes in the fair value of these investments. Any management actions that may be taken to mitigate the inherent risks are not reflected in this analysis.

10.  INCOME TAXES

a) Provision for income taxes:

Major items causing the Company's effective income tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2019 - 26.5%) were as follows:

	2020	2019
	$	$

Income before income taxes	(3,573,108)	(263,110)

Expected income tax expense based on statutory rate	(947,000)	(70,000)
Adjustment to expected income tax benefit:
Other	948,697	70,000

Income tax recovery	1,697	-

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

10.  INCOME TAXES

b) Deferred Income Taxes

	2020	2019
	$	$

Intangibles	464,000	-

Total	464,000	-

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	2020	2019
	$	$

Non-capital loss carry-forwards	1,298,000	260,000

Total	1,298,000	260,000

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use the benefits. Certain tax pools and balances may be restricted given the change in business.

The non-capital losses for Canadian income tax purposes of approximately $1,298,000 as at November 30, 2020, expire in 2040.

11.  CAPITAL STOCK

a) Authorized

 Unlimited common shares without par value

b) Common shares

	Number of common shares	Amount
Balance as of December18, 2018	-	$-
Private placement	20,000,000	513,735
Balance as of November 30, 2019	20,000,000	513,735
Shares issued on reverse take-over	9,996,011	1,865,356
Shares issued on acquisition of Code Red	9,300,000	1,735,473
Private placement	12,632,900	2,357,404
Share issue costs	-	(131,640)
Balance as of November 30, 2020	51,928,911	$6,340,328

On May 1, 2019, the Company issued 250,000 common shares at $0.15 per share for total proceeds of $37,500.

On July 15, 2019, the Company issued 17,000,000 founder common shares at $0.02 per share for total proceeds of $340,000.

On September 27, 2019, the Company issued 400,000 common shares at $0.05 per share for total proceeds of $20,000.

On October 4, 2019, the Company issued 300,000 common shares at $0.05 per share for total proceeds of $15,000.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

11.  CAPITAL STOCK (continued)

b) Common shares (continued)

On October 15, 2019, the Company issued 2,050,000 common shares at $0.05 per share for total proceeds of $102,500. The Company paid cash share issuance cost of $1,265.

On October 2, 2020, the Company completed a reverse take-over transaction (see Note 19) and issued 9,996,011 common shares valued at $1,865,356 based on the price of the concurrent financing. In addition, options to purchase an aggregate of 223,276 common shares, valued at $16,030, were issued as replacement options for GameSquare options outstanding immediately prior to the transaction. The purchase price was allocated $63,846 to the assets and liabilities assumed (Note 19) with the remaining $1,817,540 recorded as transaction costs in the consolidated statements of loss.

In connection with the reverse take-over transaction detailed in Note 19, on October 2, 2020, the Company closed a financing of 12,032,900 units at a purchase price of $0.25 per unit for aggregate gross proceeds of $3,008,225. Each unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share of the Company at an exercise price of $0.40 for a period of 24 months from issuance. In connection with the financing, the Company paid finder's fees comprised of (i) $105,000 in cash and (ii) 420,000 broker warrants. The broker warrants will be exercisable for a period of two years from the date of issuance at a price of $0.40 per common share. See Note 12. The gross proceeds were prorated to common shares and warrants based on their relative fair values.

Following the completion of the reverse take-over transaction, on October 2, 2020, the Company completed the acquisition of Code Red by issuing 9,300,000 shares of the Company at an estimated fair value of $1,735,473 based on the value of the concurrent private placement.

On November 17, 2020, the Company closed a non-brokered private placement financing issuing 600,000 units of the Company at a price of $0.25 per unit for gross proceeds of $150,000. Each unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share of the Company at an exercise price of $0.40 for a period of 24 months from issuance. See Note 12. The gross proceeds were prorated to common shares and warrants based on their relative fair values.

c) Share-based compensation

The Company has granted options for the purchase of common shares to its directors, consultants, employees and officers. The aggregate number of shares that may be issuable pursuant to options granted under the Company's stock option plan (the "Plan") will not exceed 10% of the issued common shares of the Company at the date of grant. No more than 5% of the issued shares of the Company may be granted to any one optionee. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options may not be less than the greater of $0.05 and the market price, subject to all applicable regulatory requirements.

The following is a summary of stock options outstanding at November 30, 2020 and 2019 and changes during the periods then ended.

	Number of stock options	Weighted average exercise price
Balance, December 13, 2018	-	$-
Granted	100,000	0.05
Balance, November 30, 2019	100,000	$0.05
Issued on acquisition of GameSquare	223,275	0.60
Cancelled	(137,931)	0.61
Granted	2,000,000	0.48
Balance, November 30, 2020	2,185,344	$0.46

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

11.  CAPITAL STOCK (continued)

c) Share-based compensation (continued)

Information relating to share options outstanding as at November 30, 2020 is as follows:

Exercise price	Options outstanding and exercisable	Expiry date	Weighted average grant date fair value vested	Weighted average remaining life in years
$0.05	100,000	October 1, 2021	$2,639	0.84
$0.61	50,861	October 1, 2023	3,566	2.84
$0.58	34,483	March 14, 2024	2,793	3.29
$0.48	2,000,000	November 25, 2025	709,953	4.99

Total	2,185,344		$718,951	4.72

On October 1, 2019, the Company granted 100,000 stock options of the Company with an exercise price of $0.05 with a term of 5 years. The options vested immediately. The fair value of the stock options was estimated to be $2,639 using the Black-Scholes pricing model with the following assumptions: expected share price of $0.05; term of 5 years; expected volatility of 100%; based on the historical volatility of comparable companies, risk-free rate of 1.54%; and expected dividends of zero.

On October 2, 2020, the Company completed a reverse take-over transaction (Note 19) and issued 223,275 replacement options for GameSquare (formerly Magnolia Columbia Ltd.) options outstanding immediately prior to the transaction. The fair market value of the options of $16,030 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.187 based on the fair value allocated to the shares in the concurrent private placement financing completed on October 2, 2020, risk free rate of 0.25%, expected volatility of 100%, based on the historical volatility of comparable companies, and an estimated life of 3.07 years and an expected dividend yield of 0%.

On October 13, 2020, 137,931 options with a weighted average exercise price of $0.61 expired, unexercised.

On November 25, 2020, the Company granted 2,000,000 options directors, officers and consultants of the Company. The options vested immediately, have an exercise price of $0.48 and expire on November 25, 2025. The fair market value of the options of $709,953 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.48 based on the closing price of the Company's shares on November 24, 2020, risk free rate of 0.45%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%.

12.  WARRANTS

Warrant transactions during the year ended November 30, 2020 were as follows:

		Weighted average	Grant date fair
	Number of warrants	exercise prices	value
Balance as of December 1, 2019	-	$-	$-
Private placements	12,632,900	0.40	800,821
Broker warrants issued	420,000	0.40	26,640
Balance, November 30, 2020	13,052,900	$0.40	$827,461

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

12.  WARRANTS (continued)

In connection with the private placement on October 2, 2020 (Note 11(b)), 12,032,900 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.40 until October 2, 2022. The fair value of the warrants of $762,766, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.187, expected dividend yield of 0%, expected volatility of 100%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.25% and an expected life of 2 years. In addition, the Company issued 420,000 broker warrants in connection with the financing. The fair value of the broker warrants of $26,640 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

In connection with the private placement on November 17, 2020 (Note 11(b)), 600,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.40 until November 17, 2022. The fair value of the warrants of $38,055, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.187, expected dividend yield of 0%, expected volatility of 100%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.27% and an expected life of 2 years.

At November 30, 2020, outstanding warrants to acquire common shares of the Company were as follows:

			Weighted average
Exercise price	Number of warrants	Expiry date	remaining life in years
$0.40	12,452,900	October 2, 2022	1.84
$0.40	600,000	November 17, 2022	1.96

Total	13,052,900		1.84

13.  RELATED PARTY TRANSACTIONS

Key management personnel compensation:

		Period from December 18,
	Year ended	2013 to November 30,
	November 30, 2020	2019
Short term employee benefits	$339,000	$88,138
Share-based payments	319,479	-
Short term employee benefits	$658,479	$88,138

Included in the above amounts is $20,000 (2019 - $nil) paid to Forbes and Manhattan, Inc., a company controlled by Stan Bharti, a former director of the Company, for administrative and consulting services. On November 30, 2020, the Company granted 900,000 options to directors and officers of the Company with exercise prices of $0.48 per common share (see Note 11(c)).

During the year ended November 30, 2020, the Company paid $12,500 for accounting fees to a company jointly controlled by the former CFO (period from December 18, 2018 to November 30, 2019 - $18,000).

Included in accounts payable and accrued liabilities at November 30, 2020 is $255,807 (November 30, 2019 - $56,188) owed to related parties. This amount is due on demand, unsecured, and non-interest bearing.

See Note 17.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

14.  NET LOSS PER SHARE

The number of shares used to calculate the diluted net loss per share for the year ended November 30, 2020 included the weighted average number of the Company's common shares outstanding of 24,995,371 (for the period from December 18, 2018 to November 30, 2019 - 6,948,630), plus nil shares related to the dilutive effect of the conversion of stock options and warrants as they would be anti-dilutive.

15.  CAPITAL MANAGEMENT

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund the identification and evaluation of potential acquisitions. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners. The outcome of these activities is uncertain. The Company's capital management objectives, policies and processes have remained unchanged during the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body.

16.  FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

The fair value of the Company's cash, amounts receivable, accounts payable and accrued liabilities approximate carrying value, due to their short-term nature and in consideration of impairments and allowances recorded.

The Company's financial instruments are exposed to certain financial risks including credit risk, liquidity risk, interest rate risk, price risk and currency risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or a third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and amounts receivable. The carrying amount of amounts receivable represents the maximum credit exposure and reflects management's assessment of the credit risk associated with these parties. The Company's cash and deposits are held with major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 15.

The Company has planning, budgeting and forecasting processes to help determine its funding requirements to meet various contractual and other obligations. The Company maintained a cash balance as at November 30, 2020 of $660,686 (2019 - $322,143) in order to settle current liabilities. Most of the Company's short-term financial liabilities have contractual maturities of 30 days or less and are subject to normal trade terms. As at November 30, 2020, the Company had accounts payable and accrued liabilities of $990,606 (2019 - $68,879).

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity prices, and foreign exchange rates.

(a) Interest rate risk

The Company's cash consists of cash held in bank accounts and fixed income investments that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not generally have a significant impact on their estimated fair values. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company's sensitivity analysis suggests that a change in interest rates of 1% would increase or decrease net income by approximately $6,607.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

16.  FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (continued)

(b) Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The prices of these commodities affect the value of the Company and the potential value of its property and investments, including its investment in Irati (see Note 9).

(c) Currency risk

Currency risk exposures arise from transactions denominated in a foreign currency and exposure as a result of the Company's investment in its foreign subsidiary. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

The Company's functional currency is the Canadian dollar. The Company is affected by currency transaction and translation risk primarily with respect to the GBP and the U.S. dollar ("USD"). Consequently, fluctuations in the Canadian dollar currency against these currencies could have a material impact on the Company's business, financial condition, and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the year ended November 30, 2020:

	Average rate	Closing rate
USD	1.3470	1.2965
GBP	1.7205	1.7306

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at November 30, 2020 would result in an increase or decrease in operating loss of $251. A $0.01 strengthening or weakening of the GBP against the Canadian dollar would result in an increase or decrease in other comprehensive income of approximately $965.

17.  CONTINGENCIES AND COMMITMENTS

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $702,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $361,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation provision accrued in these consolidated financial statements to be remote, the outcome of any such contingent matters is inherently uncertain.

Canada Revenue Agency Audit

The Canada Revenue Agency ("CRA") is auditing the Company's input tax credit claims from January 1, 2015 through December 31, 2017 periods totaling $257,484 related to the accounts of GameSquare. The Company had its input tax credit reclaim totaling $19,470 denied for the October 1, 2017 through December 31, 2017 period at the CRA objections level. No assessment has been rendered yet on the January 1, 2015 through September 30, 2017 periods as the audit has not been completed. The Company has engaged legal counsel to appeal the CRA's ruling on the October 1, 2017 through December 31, 2017 period to the Tax Court of Canada. The Company's legal counsel believes that the Company has a strong chance of success in Tax Court and thus no provision for loss has been recorded in these consolidated financial statements. However, the ultimate outcome of this matter is unknown as at November 30, 2020.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

17.  CONTINGENCIES AND COMMITMENTS (continued)

Lawsuit

One of the Company's service providers has filed civil lawsuit against the Company for failure to engage their services under the terms of a service agreement. The amount of the claim is $200,000 and options to purchase 100,000 common shares with an exercise price of $0.05 per common share. The Company intends to defend the matter as it believes the claim is without merit.

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

Novel Coronavirus

The Company's operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company's operations and ability to finance its operations.

Government Assistance Loan

On May 27, 2020, the Company received a $40,000 Canada Emergency Business Account ("CEBA") loan from the Government of Canada via its commercial bank. The loan is interest free until December 31, 2022 and matures on December 31, 2025. If $30,000 loan is repaid by December 31, 2022, the remaining $10,000 will be forgiven. If the loan is not repaid by December 31, 2022, interest at 5% will be charged per annum commencing on January 1, 2023 until maturity on December 31, 2025. The loan is unsecured.

18.  REVENUE AND SEGMENTED INFORMATION

IFRS 8 requires operating segments to be determined based on the Company's internal reporting to the Chief Operating Decision Maker ("CODM"). The CODM has been determined to be the Company's managing director as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company's results as it reflects the Company's underlying performance for the period under evaluation.

The CODM's primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company's operations comprise one operating segment under IFRS 8.

	Europe	North America	Africa	Asia	Total
November 30, 2020	$	$	$	$	$
Non-current assets	4,621,095	401,241	-	-	5,022,336
Revenue	367,225	23,086	585	97,878	488,774

Substantially all of the Company's revenues are recognized as services are rendered throughout the term of the contract for the year ended November 30, 2020.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

18.  REVENUE AND SEGMENTED INFORMATION (continued)

In each respective year, revenues from customers that amounted to more than 10% of the Company's revenues accounted for the following percentage of the Company's total revenues and amounts receivable, as follows:

		Year ended November 30, 2020
	$ of revenues	% of revenues for the	% of amounts receivable
	for the period	period	at period end
Customer 1	34,164	12%	7%
Customer 2	30,921	11%	3%

19.  REVERSE TAKE-OVER TRANSACTION

On October 2, 2020 the Company completed a reverse takeover transaction ("RTO Transaction"). The RTO Transaction was structured as a three-cornered amalgamation, pursuant to which 2631443 Ontario Inc. ("Subco"), a wholly-owned subsidiary of the Company, and Gamesquare Inc. amalgamated (the "Amalgamation") to form a newly amalgamated company ("GameSquare (Ontario)"). Prior to the completion of the Amalgamation, the existing common shares in the capital of the Company (the "GameSquare Shares") were consolidated on a 5.8 to 1 basis resulting in 9,996,011 GameSquare Shares outstanding post consolidation. Pursuant to the Amalgamation, former holders of common shares of GameSquare Inc. (the "Target Shares") received one post-consolidation share of the Company for each Target Share held and GameSquare (Ontario) became a wholly-owned subsidiary of the Company.

Following completion of the Amalgamation, the Company is the parent and the sole shareholder of GameSquare (Ontario) and thus will indirectly carry on the business of GameSquare Inc. under the new name "Gamesquare Esports Inc."

The Common Shares were delisted from the TSX Venture Exchange ("TSX-V") effective September 30, 2020 and commenced trading on the Canadian Securities Exchange ("CSE") on Tuesday, October 13, 2020 under the symbol "GSQ".

Pursuant to the RTO Transaction, the fiscal year-end of the Company has changed to November 30, 2020, being the fiscal year end of Gamesquare Inc.

The transaction is assumed to constitute an asset acquisition as GameSquare (formerly Magnolia Columbia Ltd.) did not meet the definition of a business. The assets acquired and liabilities assumed were recorded at their estimated fair values, which are based on management's estimates.

Purchase price consideration paid:

Purchase price consideration paid:

Estimated fair value of shares issued (i)	$1,865,356
Estimated fair value of options issued (ii)	16,030
$1,881,386

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

19.  REVERSE TAKE-OVER TRANSACTION (continued)

Net assets acquired (GameSquare at October 2, 2020):

Cash	$226,213
Trade receivables	37,492
Amounts receivable	181,606
Prepaids	77,320
Reclamation deposits	336,710
Other investments	62,635
Accounts payable and accruals	(342,520)
Loan	(40,000)
Reclamation provision	(317,625)
Common shares to be issued	(157,985)

63,846

Excess of purchase price over fair value of assets acquired (expensed)	1,817,540

$1,881,386

(i) The estimated fair value of the shares issued was based on the financing price as completed by GameSquare at $0.25 per unit (allocated 18.7 cents to the common shares and 6.3 cents to the warrants) and considering the exchange ratio of 5.8 to 1.

(ii) The estimated fair value of 223,275 options issued with a weighted average exercise price of $0.60 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free rate of 0.25%, expected volatility of 100%, based on historical volatility of comparable companies, and an estimated life of 3.07 years and an expected dividend yield of 0%.

20.  SUBSEQUENT EVENTS

On December 1, 2020, the Company completed the amalgamation of GameSquare (Ontario) and GameSquare.

On January 4, 2021, the Company announced it had entered into an arrangement agreement dated December 31, 2020 (the "Agreement") pursuant to which the Company expects to acquire (the "Acquisition") 100% of the issued and outstanding shares of Reciprocity Corp. ("Reciprocity"), a privately held gaming and esports company. Under the terms of the Agreement, GameSquare will issue 43,750,000 common shares of GameSquare to certain shareholders of Reciprocity (the "Consideration Shares"). Certain Reciprocity shareholders will also be entitled to receive (i) 5.3 million GameSquare common shares ("Common Shares") if the Reciprocity business generates a minimum of USD$5 million of revenue and USD$1 million of net earnings before financing expenses, taxes and amortization ("EBITDA") within 12 months of closing of the Acquisition (the "Closing") and (ii) 9 million Common Shares if the Reciprocity business generates a minimum of USD$7 million of revenue and USD$1.4 million of EBITDA within 12 months of Closing. The Consideration Shares shall be subject to a 12-month lock-up period, a third of which will be released every four months following Closing. In addition, in connection with the Acquisition, the Company has also agreed to grant (i) 3 million replacement options to certain Reciprocity optionholders exercisable for 24 months to acquire an equal number of Common Shares at an exercise price of $0.40 per option and (ii) 6,168,000 options to certain Reciprocity securityholders exercisable for 24 months to acquire an equal number of Common Shares at an exercise price of $1.00 per option.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

20.  SUBSEQUENT EVENTS (continued)

The Acquisition is an arm's length transaction for the purposes of the policies of the Canadian Securities Exchange ("CSE") and is being structured as a plan of arrangement. GameSquare is not paying any finder's fees in connection with the Acquisition. The Closing is subject to the satisfaction of customary conditions precedent, including, inter alia, applicable shareholder and regulatory approvals, including a final court order of the Ontario Superior Court of Justice (Commercial List), and other closing conditions customarily found in transactions similar to the Acquisition. Closing is expected to occur in early March 2021. There can be no assurance that the Acquisition will close on the terms described or at all.

On January 22, 2021, the Company announced the appointment Justin Kenna as Chief Executive Officer of the Company. In connection with the appointment, the Company granted Mr. Kenna a total of 2,000,000 stock options pursuant to the Company's stock option plan. The options vest in equal quarterly instalments over two years. Each option is exercisable at a price of $0.44 per common share for a period of 5 years from the date of grant. The grant of options is subject to the approval of the CSE.

On February 1, 2021, the Company entered into a share purchase agreement with a private company to sell its investment in Irati for $62,635 or $0.05 per share.

On February 9, 2021, the Company announced it had entered into an agreement for a bought deal private placement financing and upsize lead by Canaccord Genuity Corp., on behalf of a syndicate of underwriters (collectively, the "Underwriters"). The Underwriters have agreed to purchase on a bought deal private placement basis, 16,700,000 subscription receipts of the Company ("Subscription Receipts") at a price of C$0.42 per Subscription Receipt (the "Issue Price"), for aggregate gross proceeds of C$7,014,000 (the "Offering"). The net proceeds of the Offering shall be held in escrow and will only be released to the Company on the date (the "Escrow Release Date") on which certain escrow release conditions relating to the Company's proposed acquisition (the "Proposed Acquisition") of Reciprocity Corp. ("Reciprocity") have been satisfied, including (i) written confirmation from each of the Company and Reciprocity that all conditions to the completion of the Proposed Acquisition have been satisfied or waived; (ii) the receipt of all regulatory, shareholder and third-party approvals, if any, required in connection with the Proposed Acquisition; and (iii) the Company not being in breach or default of any of its covenants or obligations under the agreements relating to the Offering and having satisfied all conditions set out in the underwriting agreement to be entered into with the Underwriters in connection with the Offering.

On the Escrow Release Date, each Subscription Receipt shall be automatically exercised, without payment of additional consideration on the part of the holder, into one unit of the Company (a "Unit"). If the Escrow Release Date has not occurred by the date that is 90 days following the closing date of the Offering, subject to that date being extended by mutual agreement between the Company and Canaccord, then the Subscription Receipts will be cancelled and the proceeds of the Offering, together with each subscriber's pro rata share of interest thereon, will be returned to the subscribers.

Each Unit will be comprised of one common share of the Company (a "Common Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each whole Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of C$0.60 for a period of 36 months from the closing date of the Offering, subject to a Warrant acceleration right exercisable by the Company if, at any time following the date that is four months and one day from the date of the closing of the Offering, the daily volume weighted average trading price of the Company's common shares on the Canadian Securities Exchange is greater than C$1.00 for the preceding five consecutive trading days.

As consideration for their services with respect to the Offering, the Underwriters shall be entitled to (i) a cash commission of 7% of the gross proceeds raised under the Offering, and (ii) warrants of the Company (the "Broker Warrants"), exercisable for a period of 36 months following the closing date, to acquire in aggregate that number of Units which is equal to 7% of the number of Subscription Receipts sold under the Offering at an exercise price equal to the Issue Price.

On February 19, 2021, the Company announced that it has closed a non-brokered private placement financing of 2,381,477 units at a price of $0.42 per Unit for gross proceeds of $1,000,220 (the "Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to acquire one additional common share at an exercise price of $0.60 for a period of 36 months from issuance. The securities issued in connection with the Offering are subject to a statutory four month hold period, which expires on June 20, 2021. Finder's fees in connection with the Offering were paid or issued to eligible finders in accordance with the policies of the Canadian Securities Exchange consisting of a cash commission equal to $70,015 and 166,703 finder warrants. Each finder warrant entitles the holder to acquire one Common Share at a price of $0.60 per Common Share for a period of 36 months following issuance.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2020 and the period from December 13, 2018 (incorporation) to November 30, 2019
(Amounts in Canadian dollars)

20.  SUBSEQUENT EVENTS (continued)

On March 16, 2021 (the "Effective Date"), the Company closed on an arrangement agreement dated December 31, 2020 (the "Agreement") which resulted in the Company acquiring (the "Acquisition") 100% of the issued and outstanding shares of Reciprocity Corp. ("Reciprocity"), a privately held gaming and esports company. As consideration, GameSquare issued 43,749,996 common shares of GameSquare to certain shareholders of Reciprocity (the "Consideration Shares"). Certain Reciprocity shareholders will also be entitled to receive (i) 5.255 million GameSquare common shares ("Common Shares") if the Reciprocity business generates a minimum of USD$5 million of revenue and USD$1 million of net earnings before interest, taxes, and depreciation and amortization ("EBITDA") within 12 months of the Effective Date and (ii) 9 million Common Shares if the Reciprocity business generates a minimum of USD$7 million of revenue and USD$1.4 million of EBITDA within 12 months of the Effective Date. The Consideration Shares are subject to a 12-month lock-up period, a third of which will be released every four months following the Effective Date. In addition, the Company has also granted (i) 3 million replacement options to certain Reciprocity optionholders exercisable for 24 months to acquire an equal number of Common Shares at an exercise price of $0.40 per option. Finally the Company has agreed to grant or issue (i) up to 6,168,000 options to certain Reciprocity securityholders exercisable for 24 months to acquire an equal number of Common Shares at an exercise price of $1.00 per option if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Effective Date and (ii) up to 3,725,000 common shares to certain Reciprocity securityholders if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Effective Date.

The Acquisition is an arm's length transaction for the purposes of the policies of the Canadian Securities Exchange ("CSE") and was structured as a plan of arrangement. GameSquare did not pay any finder's fees in connection with the Acquisition.

With the closing of the Acquisition, the Company satisfied the escrow release conditions pertaining to an agreement for a bought deal private placement financing and upsize led by Canaccord Genuity Corp., on behalf of a syndicate of underwriters (collectively, the "Underwriters"). Under the terms of the agreement, the Underwriters agreed to purchase on a bought deal private placement basis, 16,700,000 subscription receipts of the Company ("Subscription Receipts") at a price of C$0.42 per Subscription Receipt (the "Issue Price"), for aggregate gross proceeds of $7,014,000 (the "Offering"). The net proceeds of the Offering were held in escrow and released to the Company on March 18, 2021, the date designated by the Company as the escrow release date of the Offering, and each Subscription Receipt was automatically exercised into one unit of the Company (a "Unit") without payment of additional consideration.

Each Unit is comprised of one common share of the Company (a "Common Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.60 for a period of 36 months from the closing date of the Offering, subject to a Warrant acceleration right exercisable by the Company if, at any time following the date that is four months and one day from the date of the closing of the Offering, the daily volume weighted average trading price of the Company's common shares on the Canadian Securities Exchange is greater than $1.00 for the preceding five consecutive trading days.

As consideration for their services with respect to the Offering, the Underwriters received a cash commission of $490,980 and 1,169,000 warrants of the Company (the "Broker Warrants"), exercisable for a period of 36 months following the closing date, to acquire 1,169,000 Units of the Company. Each Unit consists of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable to purchase one common share of the company at an exercise price of $0.60 per common share for a period of 36 months from the Escrow Release Date. In addition, the Company incurred legal and other expenses totaling $159,995 in connection with the Offering.

Subsequent to February 28, 2021, the Company granted 1,762,766 options to consultants of the Company at weighted average exercise prices of $0.45 per common share and weighted average life of 5 years. 262,766 of these options vest immediately on the date of grant, 1,000,000 vest in 4 equal installments over 1 year and the remaining 500,000 vest in 8 equal installments over 2 years.

On March 1, 2021, the Company entered into an agreement to loan Reciprocity $250,000 at an interest rate of 8% with a maturity date of March 1, 2022.

GAMESQUARE ESPORTS INC.

(FORMERLY MAGNOLIA COLOMBIA LTD.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended February 28, 2021 and 2020

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity's auditor.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ Canadian)	February 28, 2021	November 30, 2020
	(Unaudited)
ASSETS

Current
Cash	$1,133,220	$660,686
Amounts receivable (Note 5)	357,047	381,749
Prepaid expenses and deposits	185,336	109,142
Other investments (Note 9)	62,635	62,635

Total current assets	1,738,238	1,214,212

Long-term
Equipment (Note 6)	1,286	1,419
Intangibles (Note 7)	2,288,253	2,361,567
Goodwill (Note 7)	2,320,812	2,258,109
Reclamation deposits (Note 8)	434,320	338,606

Total assets	6,782,909	6,173,913

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 12)	$977,778	$845,273
Deferred revenue	68,855	104,630
Deferred consideration on acquisition of Code Red (Note 4)	335,000	-

Total current liabilities	1,381,633	949,903

Deferred consideration on acquisition of Code Red (Note 4)	-	335,000
Long term loan (Note 13)	60,000	40,000
Reclamation provision (Note 8)	323,933	323,933
Deferred tax liability (Note 7)	437,144	464,000

Total liabilities	2,202,710	2,112,836

SHAREHOLDERS' EQUITY
Common shares (Note 10(b))	7,111,358	6,340,328
Contributed surplus (Note 10(c))	812,300	718,951
Warrants (Note 11)	1,055,181	827,461
Accumulated other comprehensive income	117,503	884
Accumulated deficit	(4,516,143)	(3,826,547)

Total shareholders' equity	4,580,199	4,061,077

Total liabilities and shareholders' equity	$6,782,909	$6,173,913

Nature of operations and going concern (Note 1)

Contingencies and commitments (Notes 1, 8 and 13)

Subsequent events (Note 16)

Approved by the Board of Directors on April 28, 2021

"KEVIN WRIGHT", Director	"NEIL SAID", Director

See accompanying notes to the condensed interim consolidated financial statements.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) AND COMPREHENSIVE (LOSS)

(Unaudited)
	Three months ended	Three months ended
($ Canadian)	February 28, 2021	February 29, 2020
Revenues
Talent management service	$175,785	$-
Influencer promotional fees	456,035	-
Consulting fees	413,435	-
Total Revenues (Note 14)	1,045,255	-

Cost of sales	926,235	-
Gross profit	119,020	-

Other income
Interest income	427	-
Total other income	427	-

Expenses
Consulting and management fees (Note 12)	524,212	84,213
Professional fees	50,166	7,500
General office expenses	73,764	964
Travel expenses	261	-
Shareholder communications and filing fees	56,671	1,135
Interest expense	34	-
Foreign exchange loss	21,414	-
Change in provision for reclamation deposit (Note 8)	(95,288)	-
Share-based compensation (Note 10(c) and 12)	93,349	-
Amortization (Notes 6, 7)	123,504	-

Total expenses	848,087	93,812

Loss for the period before income taxes	(728,640)	(93,812)
Income tax (recovery)	(39,044)	-
Loss for the period	(689,596)	(93,812)

Other comprehensive income
Items that will subsequently reclassified to operations:
Foreign currency translation	116,619	-

Total comprehensive loss for the period	$(572,977)	$(93,812)

Basic and diluted net loss per share	$(0.01)	$(0.005)

Weighted average number of common shares outstanding - basic and diluted	52,167,059	20,000,000

See accompanying notes to the condensed interim consolidated financial statements.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Unaudited)

					Accumulated
					other
			Contributed		comprehensive	Accumulated	Shareholders'
($ Canadian)	Common Shares		Surplus	Warrants	income	Deficit	Equity
	#	$	$	$		$	$
Balance, December 1, 2020	51,928,911	6,340,328	718,951	827,461	884	(3,826,547)	4,061,077
Priv ate placement (Note 10(b))	2,381,477	800,466	-	199,754	-	-	1,000,220
Share issuance costs (Note 10(b))	-	(29,436)	-	-	-	-	(29,436)
Broker w arrants (Note 11)	-	-	-	27,966	-	-	27,966
Options granted (Note 10(c))	-	-	93,349	-	-	-	93,349
Other comprehensiv e income	-	-	-	-	116,619	-	116,619
Net loss for the period	-	-	-	-	-	(689,596)	(689,596)
Balance, February 28, 2021	54,310,388	7,111,358	812,300	1,055,181	117,503	(4,516,143)	4,580,199

Balance, December 1, 2019	20,000,000	513,735	2,639	-	-	(263,110)	253,264
Net loss for the period	-	-	-	-	-	(93,812)	(93,812)
Balance, February 29, 2020	20,000,000	513,735	2,639	-	-	(356,922)	159,452

See accompanying notes to the condensed interim consolidated financial statements.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months	Three months
	ended	ended
($ Canadian)	February 28, 2021	February 29, 2020

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net (loss)	$(689,596)	$(93,812)
Adjustment for:
Income tax recovery	(39,044)	-
Share-based compensation ( Note 10(c))	93,349	-
Change in provision for reclamation deposit (Note 8)	(95,288)	-
Amortization (Notes 6, 7)	123,504	-

	(607,075)	(93,812)

Net change in non-cash working capital	44,812	80,872
Net cash flow from operating activities	(562,263)	(12,940)

FINANCING ACTIVITIES
Proceeds received from long term loan (Note 13)	20,000	-
Private placement (Note 10(b))	1,000,220	-
Share issue costs (Note 10(b))	(1,470)	-

Net cash flow from financing activities	1,018,750	-

Effect of exchange rate changes on cash	16,047	-
CHANGE IN CASH	472,534	(12,940)
CASH, beginning of the period	660,686	322,143
CASH, end of the period	$1,133,220	$309,203

SUPPLEMENTAL INFORMATION:
Value of broker warrants issued	27,966	-

See accompanying notes to the condensed interim consolidated financial statements.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

1.  NATURE AND CONTINUANCE OF OPERATIONS

GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) (the "Company" or "GameSquare") is a publicly traded company with the registered office located at 65 Queen Street West, Suite 900, Toronto, Ontario, M5H 2M5, Canada. GameSquare changed its name from Magnolia Colombia Ltd. on September 30, 2020.

GameSquare is focused on the high growth esports market. The Company bridges the gap between global brands and the large gaming and esports communities.  GameSquare does this by signing top-tier talent in the influencer, on-screen talent and player categories as well as adding new companies to its roster of global brand relationships. On October 2, 2020, the Company completed a reverse takeover transaction with GameSquare (Ontario) Inc. and on December 1, 2020 completed the amalgamation of GameSquare (Ontario) Inc. and GameSquare. On October 2, 2020, the Company acquired all the outstanding shares of Code Red Esports Ltd. The Company is traded on the Canadian Securities Exchange (CSE) under the symbol "GSQ".

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Stetson Oil & Gas Corporation and Code Red Esports Ltd. ("Code Red").

The accompanying condensed interim consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, the condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and meet its liabilities and commitments in other than the normal course of business and at amounts different from those in the condensed interim consolidated financial statements. Such adjustments could be material.

As at February 28, 2021, the Company had working capital of $356,605 (November 30, 2020 - $264,309). Refer to Note 16 which describes a brokered $7,014,000 subscription receipt financing which closed on March 4, 2021. The Company's continuation as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations and ultimately achieve profitable operations. Management intends to finance operating costs over the next twelve months with issuance of common shares, loans or profits from its business activities. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These matters represent material uncertainties that cast significant doubt on the Company's ability to continue as a going concern.

2.  BASIS OF PRESENTATION

The accompanying condensed interim consolidated financial statements have been prepared by management in conformity with IAS 34, Interim Financial Reporting and do not include all the disclosures required in full annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended November 30, 2020. Readers should also review the reverse takeover transaction filing statement dated September 30, 2020.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on April 28,2021.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies

The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the year ended November 30, 2020 with the additional of the following new accounting standard.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards

Effective December 1, 2020, the Company adopted the following new accounting standard.

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. This new standard did not have any material impact on the Company's condensed interim consolidated financial statements.

4. ACQUISTION OF CODE RED ESPORTS LTD.

On October 2, 2020, the Company acquired all of the outstanding shares of Code Red. Code Red is a private company incorporated in England and Wales that operates an esports agency representing on screen talent, influencers and players in Europe and throughout the world. GameSquare is focused on the esports market and has been seeking to acquire additional assets and entities serving the esports market and more broadly in sports and entertainment. As a result of the control obtained through the acquisition of 100% of the outstanding shares of Code Red, the assets and liabilities were consolidated into the Company's financial statements. The assets consisted primarily of cash, amounts receivable, prepaid expenses, equipment and intangibles (customer relationships and brand name). The liabilities assumed consisted of accounts and taxes payable, deferred tax liability and deferred revenue.

As consideration of the acquisition, the Company paid $2,490,000 in cash and issued 9,300,000 shares of its common stock with an estimated fair value of $1,735,473 based on the value allocated to common shares issued in the October 2, 2020 private placement. The cash deferred portion of $185,000 is due on, or before, December 31, 2021. In addition, the Company owes bonuses of $150,000 to consultants of the Company, related to the closing of the acquisition, included in deferred consideration in the consolidated statements of financial position.

The following table summarizes the consideration for the acquisition:

Cash	$2,490,000
Cash deferred portion	185,000
Fair value of shares issued	1,735,473
$4,410,473

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

4. ACQUISTION OF CODE RED ESPORTS LTD. (continued)

The following table summarizes the accounting estimates of the acquisition with a purchase price of $4,410,473:

Cash	$251,839
Amounts receivable	474,201
Prepaid	17,589
Fixed assets	1,411
Customer relationships	1,644,000
Brand name	799,000
Accounts payable and accruals	(374,797)
Taxes payable	(9,152)
Deferred tax liability	(464,000)
Deferred revenue	(187,727)
2,152,364

Goodwill	$2,258,109

Preliminary accounting estimate of net assets acquired	$4,410,473

If the acquisition had been completed on December 1, 2019, the Company estimates it would have recorded increases in revenue and net loss of approximately $2,210,000 and $36,000, respectively, during the year ended November 30, 2020. Revenues and net loss during the three months ended February 28, 2021 were $1,045,255 and $140,266, respectively (year ended November 30, 2020, $488,774 and $7,223).

5.  AMOUNTS RECEIVABLE

Amounts receivable balances as at February 28, 2021 and November 30, 2020 consist of:

	February 28, 2021	November 30, 2020
Trade receivables	$325,764	$347,269
HST receivable	31,283	34,480
Balance, end of period	$357,047	$381,749

6.  EQUIPMENT

	Cost	Depreciation	Net Book Value
Balance, December 1, 2019	$-	$-	$-
Acquisition of Code Red	1,411	-	1,411
Effect of foreign exchange	8	-	8

Balance, November 30, 2020	$1,419	$-	$1,419
Additions	-	162	(162)
Effect of foreign exchange	32	3	29

Balance, February 28, 2021	$1,451	$165	$1,286

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

7.  INTANGIBLES AND GOODWILL

Intangibles

The components of intangible assets as of February 28, 2020 are as follows:

	Customer
	relationships	Brand name	Total
Balance, December 1, 2019	$-	$-	$-
Acquisition of Code Red	1,644,000	799,000	2,443,000
Amortization	(54,800)	(26,633)	(81,433)

Balance, November 30, 2020	$1,589,200	$772,367	$2,361,567

Amortization	(83,002)	(40,340)	(123,342)
Effect of foreign exchange	33,666	16,362	50,028

Balance, February 28, 2021	$1,539,864	$748,389	$2,288,253

On October 2, 2020, the Company acquired all of the outstanding shares of Code Red (see Note 4). The intangible assets acquired consisted of customer relationships and the Code Red brand name.

Goodwill

Changes in the carrying value of goodwill were as follows:

Balance, December 1, 2019	$-
Acquisition of Code Red	2,258,109

Balance, November 30, 2020	$2,258,109
Effect of foreign exchange	62,703

Balance, February 28, 2021	$2,320,812

8.  DEPOSITS AND RECLAMATION PROVISION

The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the reclamation provision associated with the retirement of formerly owned oil and gas exploration properties (both operated and non-operated) in Alberta, Canada and North Dakota, USA:

	Alberta	North Dakota	Total
Balance, reclamation provisions, December 1, 2019	-	-	-
Acquisition of GameSquare/RTO (Note 15)	317,625	-	317,625
Change in estimates	6,308	-	6,308

Balance, reclamation provision, February 28, 2021 and November 30, 2020	$323,933	$-	$323,933

As at February 28, 2021, the Company had reclamation deposits of $339,032 held by the Alberta Energy Regulator ("AER") and an irrevocable Letter of Credit in the amount of $95,288 relating to its oil and gas mining leases on tribally or individual-owned Indian land in North Dakota. On March 17, 2021, the Company received a notice of release on its Letter of Credit related to oil and gas mining leases in North Dakota. Management had previously considered the Letter of Credit uncollectible. As a result, the Company has recorded a recovery of $95,288 included in the condensed interim consolidated statements of loss and comprehensive loss related to the change in provision for the reclamation deposit.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

8.  DEPOSITS AND RECLAMATION PROVISION (continued)

The reclamation provision represents the present value of estimated costs totaling $323,933 for required future decommissioning and other site restoration activities in Alberta. The total future reclamation provision is estimated based on the Company's net ownership interest in all wells and facilities and the estimated costs to abandon and reclaim these wells and facilities.

The Company is not in compliance with all the regulations imposed by the AER. As long as the Company is not in compliance with the AER regulations, it may not drill or operate any oil and gas assets within the Province of Alberta. The Company is aware that the Alberta Orphan Well Fund has commenced reclamation activities at a number of the Company's former oil and gas exploration sites. The Company has not received any demand letters from the Orphan Well Fund requesting reimbursement for reclamation costs.

9.  OTHER INVESTMENTS

Irati Energy Corporation ("Irati") is a private company primarily focused on the development of its northern oil shale block located in Brazil.

At February 28, 2021, the Irati investment is being carried at fair value with changes in fair value recorded through profit and loss. The Company currently holds 1,252,710 Irati common shares valued at $0.05 per share. On February 1, 2021, the Company entered into an agreement with a private company to sell its investment in Irati for $62,635 or $0.05 per share. Subsequent to February 28, 2021, this agreement was terminated and the Company continues to hold the shares.

Financial Instruments - Level 3 Hierarchy

As at February 28, 2021, the Company's investment in Irati has been classified as Level 3 within the fair value hierarchy, where the investment is recorded at its estimated fair value based on a valuation technique that includes non-observable market inputs. On February 28, 2021, the Irati common shares were valued at $0.05 per common share. The key assumptions used in the valuation of these instruments on February 28, 2021 include (but are not limited to) the value at which a recent financing was done by Irati, company-specific information, trends in general market conditions, the share performance of comparable publicly-traded companies, and appropriate liquidity and marketability discount rates.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company's financial condition or operating results.

For those investments valued based on a recent financing, management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at February 28, 2021. A +/- 10% change in the fair value of these Level 3 investments as at February 28, 2021 will result in a corresponding +/- $6,200. The Company has applied a marketability discount of 0% to its non-public investments valued based on recent financing. Had the Company applied a marketability discount of 5%, it would have resulted in a corresponding discount of approximately $3,100. While this illustrates the overall effect of changing the values of the unobservable inputs by a set percentage, the significance of the impact and the range of reasonably possible alternative assumptions may differ significantly between investments, given their different terms and circumstances. The sensitivity analysis is intended to reflect the significant uncertainty inherent in the valuation of private investments under current market conditions, and the results cannot be extrapolated due to non-linear effects that changes in valuation assumptions may have on the estimated fair value of these investments. Furthermore, the analysis does not indicate a probability of changes occurring and it does not necessarily represent the Company's view of expected future changes in the fair value of these investments. Any management actions that may be taken to mitigate the inherent risks are not reflected in this analysis.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

10.  CAPITAL STOCK

a) Authorized

 Unlimited common shares without par value

b) Common shares

	Number of common shares	Amount
Balance as of November 30, 2019	20,000,000	$513,735
Shares issued on reverse take-over	9,996,011	1,865,356
Shares issued on acquisition of Code Red	9,300,000	1,735,473
Private placement	12,632,900	2,357,404
Share issue costs	-	(131,640)
Balance as of November 30, 2020	51,928,911	$6,340,328
Private placement	2,381,477	800,466
Share issue costs	-	(29,436)
Balance as of February 28, 2021	54,310,388	$7,111,358

On October 2, 2020, the Company completed a reverse take-over transaction (see Note 15) and issued 9,996,011 common shares valued at $1,865,356 based on the price of the concurrent financing. In addition, options to purchase an aggregate of 223,276 common shares, valued at $16,030, were issued as replacement options for GameSquare options outstanding immediately prior to the transaction. The purchase price was allocated $63,846 to the assets and liabilities assumed (Note 15) with the remaining $1,817,540 recorded as transaction costs in the consolidated statements of loss.

In connection with the reverse take-over transaction detailed in Note 15, on October 2, 2020, the Company closed a financing of 12,032,900 units at a purchase price of $0.25 per unit for aggregate gross proceeds of $3,008,225. Each unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share of the Company at an exercise price of $0.40 for a period of 24 months from issuance. In connection with the financing, the Company paid finder's fees comprised of (i) $105,000 in cash and (ii) 420,000 broker warrants. The broker warrants will be exercisable for a period of two years from the date of issuance at a price of $0.40 per common share. See Note 11. The gross proceeds were prorated to common shares and warrants based on their relative fair values.

Following the completion of the reverse take-over transaction, on October 2, 2020, the Company completed the acquisition of Code Red by issuing 9,300,000 shares of the Company at an estimated fair value of $1,735,473 based on the value of the concurrent private placement.

On November 17, 2020, the Company closed a non-brokered private placement financing issuing 600,000 units of the Company at a price of $0.25 per unit for gross proceeds of $150,000. Each unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share of the Company at an exercise price of $0.40 for a period of 24 months from issuance. See Note 11. The gross proceeds were prorated to common shares and warrants based on their relative fair values.

On February 19, 2021, the Company closed a non-brokered private placement financing of 2,381,477 units at a price of $0.42 per Unit for gross proceeds of $1,000,220 (the "Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to acquire one additional common share at an exercise price of $0.60 for a period of 36 months from issuance. In connection with the financing, the Company paid finder's fees of $1,470 and issued 166,703 finder warrants. Each finder warrant entitles the holder to acquire one Common Share at a price of $0.60 per Common Share for a period of 36 months following issuance. The gross proceeds were prorated to common shares and warrants based on their relative fair values. See Note 11.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

10.  CAPITAL STOCK (continued)

c) Share-based compensation

The Company has granted options for the purchase of common shares to its directors, consultants, employees and officers. The aggregate number of shares that may be issuable pursuant to options granted under the Company's stock option plan (the "Plan") will not exceed 10% of the issued common shares of the Company at the date of grant. No more than 5% of the issued shares of the Company may be granted to any one optionee. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options may not be less than the greater of $0.05 and the market price, subject to all applicable regulatory requirements.

The following is a summary of stock options outstanding at February 28, 2021 and November 30, 2020 and changes during the periods then ended.

		Weighted average
	Number of stock options	exercise price
Balance, November 30, 2019	100,000	$0.05

Issued on acquisition of GameSquare	223,275	0.60
Cancelled	(137,931)	0.61
Granted	2,000,000	0.48

Balance, November 30, 2020	2,185,344	$0.46

Granted	2,500,000	0.45

Balance, February 28, 2021	4,685,344	$0.46

Information relating to share options outstanding as at February 28, 2021 is as follows:

				Weighted
				average
	Options outstanding		Weighted average grant	remaining life
Exercise price	and exercisable	Expiry date	date fair value vested	in years
$0.05	100,000	October 1, 2021	$2,639	0.59
$0.61	50,861	October 1, 2023	3,566	2.59
$0.58	34,483	March 14, 2024	2,793	3.04
$0.48	2,000,000	November 25, 2025	709,953	4.74
$0.44	2,000,000	January 22, 2026	89,106	4.90
$0.50	500,000	February 24, 2026	4,243	4.99

Total	4,685,344		$812,300	4.71

On October 2, 2020, the Company completed a reverse take-over transaction (Note 15) and issued 223,275 replacement options for GameSquare (formerly Magnolia Columbia Ltd.) options outstanding immediately prior to the transaction. The fair market value of the options of $16,030 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.187 based on the fair value allocated to the shares in the concurrent private placement financing completed on October 2, 2020, risk free rate of 0.25%, expected volatility of 100%, based on the historical volatility of comparable companies, and an estimated life of 3.07 years and an expected dividend yield of 0%.

On October 13, 2020, 137,931 options with a weighted average exercise price of $0.61 expired, unexercised.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

10.  CAPITAL STOCK (continued)

c) Share-based compensation

On November 25, 2020, the Company granted 2,000,000 options directors, officers and consultants of the Company. The options vested immediately, have an exercise price of $0.48 and expire on November 25, 2025. The fair market value of the options of $709,953 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.48 based on the closing price of the Company's shares on November 24, 2020, risk free rate of 0.45%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%.

On January 22, 2021, the Company granted 2,000,000 options to the Chief Executive Officer of the Company. The options vest in equal quarterly instalments over a two-year period. Each option is exercisable at a price of $0.44 per common share and expire January 22, 2026. The fair market value of the options of $642,091 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.44 based on the closing price of the Company's shares on January 21, 2021, risk free rate of 0.45%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended February 28, 2021, the Company expensed $89,106 in share-based compensation related to the vesting of these options.

On February 24, 2021, the Company granted 500,000 options to consultants of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of $0.50 per common share and expire February 19, 2026. The fair market value of the options of $183,163 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.50 based on the closing price of the Company's shares on February 23, 2021, risk free rate of 0.73%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended February 28, 2021, the Company expensed $4,243 in share-based compensation related to the vesting of these options.

11.  WARRANTS

The following is a summary of warrants outstanding at February 28, 2021 and November 30, 2020 and changes during the periods then ended.

		Weighted average	Grant date fair
	Number of warrants	exercise prices	value
Balance as of December 1, 2019	-	$-	$-
Private placements	12,632,900	0.40	800,821
Broker warrants issued	420,000	0.40	26,640
Balance, November 30, 2020	13,052,900	$0.40	$827,461
Private placements	1,190,738	0.60	199,754
Broker warrants issued	166,703	0.60	27,966
Balance, February 28, 2021	14,410,341	$0.42	$1,055,181

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

11.  WARRANTS (continued)

In connection with the private placement on October 2, 2020 (Note 10(b)), 12,032,900 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.40 until October 2, 2022. The fair value of the warrants of $762,766, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.187, expected dividend yield of 0%, expected volatility of 100%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.25% and an expected life of 2 years. In addition, the Company issued 420,000 broker warrants in connection with the financing. The fair value of the broker warrants of $26,640 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

In connection with the private placement on November 17, 2020 (Note 10(b)), 600,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.40 until November 17, 2022. The fair value of the warrants of $38,055, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.187, expected dividend yield of 0%, expected volatility of 100%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.27% and an expected life of 2 years.

In connection with the private placement on February 19, 2021 (Note 10(b)), 1,190,738 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.60 until February 19, 2024. The fair value of the warrants of $199,754, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.34, expected dividend yield of 0%, expected volatility of 100%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.30% and an expected life of 3 years. In addition, the Company issued 166,703 broker warrants in connection with the financing. The fair value of the broker warrants of $27,966 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

At February 28, 2021, outstanding warrants to acquire common shares of the Company were as follows:

			Weighted average
Exercise price	Number of warrants	Expiry date	remaining life in years
$0.40	12,452,900	October 2, 2022	1.59
$0.40	600,000	November 17, 2022	1.72
$0.60	1,357,441	February 19, 2024	2.98

Total	14,410,341		1.73

12.  RELATED PARTY TRANSACTIONS

Key management personnel compensation:

	Three months ended	Three months ended
	February 28,	February 29,
	2021	2020
Short term employee benefits	$303,611	$78,563
Share-based payments	89,106	-
Short term employee benefits	$392,717	$78,563

Included in the above amounts is $30,000 (three months ended February 28, 2020 - $nil) paid to Forbes and Manhattan, Inc., a company controlled by Stan Bharti, a former director of the Company, for administrative and consulting services.

During the three months ended February 28, 2021, the Company granted 2,000,000 options to the Chief Executive Officer of the Company and recorded $89,106 in share-based compensation related to the vesting of these options (see Note 10(c)).

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

12.  RELATED PARTY TRANSACTIONS (continued)

Other related party transactions:

During the three months ended February 28, 2021, the Company paid $nil for accounting fees to a company jointly controlled by the former CFO (three months ended February 28, 2020 - $7,500).

Included in accounts payable and accrued liabilities at February 28, 2021 is $269,100 (November 30, 2020 - $255,807) owed to related parties. This amount is due on demand, unsecured, and non-interest bearing.

See Note 13.

13.  CONTINGENCIES AND COMMITMENTS

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $1,766,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $797,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation provision accrued in these consolidated financial statements to be remote, the outcome of any such contingent matters is inherently uncertain.

Canada Revenue Agency Audit

The Canada Revenue Agency ("CRA") is auditing the Company's input tax credit claims from January 1, 2015 through December 31, 2017 periods totaling $257,484 related to the accounts of GameSquare. The Company had its input tax credit reclaim totaling $19,470 denied for the October 1, 2017 through December 31, 2017 period at the CRA objections level. No assessment has been rendered yet on the January 1, 2015 through September 30, 2017 periods as the audit has not been completed. The Company has engaged legal counsel to appeal the CRA's ruling on the October 1, 2017 through December 31, 2017 period to the Tax Court of Canada. The Company's legal counsel believes that the Company has a strong chance of success in Tax Court and thus no provision for loss has been recorded in these condensed interim consolidated financial statements. However, the ultimate outcome of this matter is unknown as at February 28, 2021.

Lawsuit

One of the Company's service providers has filed civil lawsuit against the Company for failure to engage their services under the terms of a service agreement. The amount of the claim is $200,000 and options to purchase 100,000 common shares with an exercise price of $0.05 per common share. The Company intends to defend the matter as it believes the claim is without merit.

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

13.  CONTINGENCIES AND COMMITMENTS (continued)

Novel Coronavirus

The Company's operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company's operations and ability to finance its operations.

Government Assistance Loan

On May 27, 2020, the Company received a $40,000 Canada Emergency Business Account ("CEBA") loan from the Government of Canada via its commercial bank. On January 11, 2021, the Company received an additional $20,000 increasing the loan to $60,000. The loan is interest free until December 31, 2022 and matures on December 31, 2025. If $40,000 loan is repaid by December 31, 2022, the remaining $20,000 will be forgiven. If the loan is not repaid by December 31, 2022, interest at 5% will be charged per annum commencing on January 1, 2023 until maturity on December 31, 2025. The loan is unsecured.

14.  REVENUE AND SEGMENTED INFORMATION

IFRS 8 requires operating segments to be determined based on the Company's internal reporting to the Chief Operating Decision Maker ("CODM"). The CODM has been determined to be the Company's managing director as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company's results as it reflects the Company's underlying performance for the period under evaluation.

The CODM's primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company's operations comprise one operating segment under IFRS 8.

	Europe	North America	Africa	Asia	Total
February 28, 2021	$	$	$	$	$
Non-current assets	4,610,352	434,319	-	-	5,044,671
Revenue	795,197	112,355	242	137,461	1,045,255

Substantially all of the Company's revenues are recognized as services are rendered throughout the term of the contract for the three months ended February 28, 2021.

In each respective period, revenues from customers that amounted to more than 10% of the Company's revenues accounted for the following percentage of the Company's total revenues and amounts receivable, as follows:

		Three months ended February 28, 2021
	$ of revenues	% of revenues for the	% of amounts receivable
	for the period	period	at period end
Customer 1	237,096	39%	0%

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

15.  REVERSE TAKE-OVER TRANSACTION

On October 2, 2020 the Company completed a reverse takeover transaction ("RTO Transaction"). The RTO Transaction was structured as a three-cornered amalgamation, pursuant to which 2631443 Ontario Inc. ("Subco"), a wholly-owned subsidiary of the Company, and Gamesquare Inc. amalgamated (the "Amalgamation") to form a newly amalgamated company ("GameSquare (Ontario)"). Prior to the completion of the Amalgamation, the existing common shares in the capital of the Company (the "GameSquare Shares") were consolidated on a 5.8 to 1 basis resulting in 9,996,011 GameSquare Shares outstanding post consolidation. Pursuant to the Amalgamation, former holders of common shares of GameSquare Inc. (the "Target Shares") received one post-consolidation share of the Company for each Target Share held and GameSquare (Ontario) became a wholly-owned subsidiary of the Company.

Immediately following the completion of the Amalgamation, the Company was the parent and the sole shareholder of GameSquare (Ontario). On December 1, 2020, the Company completed the amalgamation of GameSquare (Ontario) and GameSquare. The amalgamated company will carry on the business of GameSquare Inc. under the name "Gamesquare Esports Inc."

The Common Shares were delisted from the TSX Venture Exchange ("TSX-V") effective September 30, 2020 and commenced trading on the Canadian Securities Exchange ("CSE") on Tuesday, October 13, 2020 under the symbol "GSQ".

Pursuant to the RTO Transaction, the fiscal year-end of the Company was changed to November 30, 2020, being the fiscal year end of Gamesquare Inc.

The transaction is assumed to constitute an asset acquisition as GameSquare (formerly Magnolia Columbia Ltd.) did not meet the definition of a business. The assets acquired and liabilities assumed were recorded at their estimated fair values, which are based on management's estimates.

Purchase price consideration paid:

Estimated fair value of shares issued (i)	$1,865,356
Estimated fair value of options issued (ii)	16,030
$1,881,386

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

15.  REVERSE TAKE-OVER TRANSACTION (continued)

Net assets acquired (GameSquare at October 2, 2020):

Cash	$226,213
Trade receivables	37,492
Amounts receivable	181,606
Prepaids	77,320
Reclamation deposits	336,710
Other investments	62,635
Accounts payable and accruals	(342,520)
Loan	(40,000)
Reclamation provision	(317,625)
Common shares to be issued	(157,985)

63,846

Excess of purchase price over fair value of assets acquired (expensed)	1,817,540

$1,881,386

(i) The estimated fair value of the shares issued was based on the financing price as completed by GameSquare on October 2, 2020 at $0.25 per unit (allocated 18.7 cents to the common shares and 6.3 cents to the warrants) and considering the exchange ratio of 5.8 to 1.

(ii) The estimated fair value of 223,275 options issued with a weighted average exercise price of $0.60 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free rate of 0.25%, expected volatility of 100%, based on historical volatility of comparable companies, and an estimated life of 3.07 years and an expected dividend yield of 0%.

16.  SUBSEQUENT EVENTS

On March 16, 2021 (the "Effective Date"), the Company closed on an arrangement agreement dated December 31, 2020 (the "Agreement") which resulted in the Company acquiring (the "Acquisition") 100% of the issued and outstanding shares of Reciprocity Corp. ("Reciprocity"), a privately held gaming and esports company. As consideration, GameSquare issued 43,749,996 common shares of GameSquare to certain shareholders of Reciprocity (the "Consideration Shares"). Certain Reciprocity shareholders will also be entitled to receive (i) 5.255 million GameSquare common shares ("Common Shares") if the Reciprocity business generates a minimum of USD$5 million of revenue and USD$1 million of net earnings before interest, taxes, and depreciation and amortization ("EBITDA") within 12 months of the Effective Date and (ii) 9 million Common Shares if the Reciprocity business generates a minimum of USD$7 million of revenue and USD$1.4 million of EBITDA within 12 months of the Effective Date. The Consideration Shares are subject to a 12-month lock-up period, a third of which will be released every four months following the Effective Date. In addition, the Company has also granted (i) 3 million replacement options to certain Reciprocity optionholders exercisable for 24 months to acquire an equal number of Common Shares at an exercise price of $0.40 per option. Finally the Company has agreed to grant or issue (i) up to 6,168,000 options to certain Reciprocity securityholders exercisable for 24 months to acquire an equal number of Common Shares at an exercise price of $1.00 per option if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Effective Date and (ii) up to 3,725,000 common shares to certain Reciprocity securityholders if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Effective Date.

GAMESQUARE ESPORTS INC. (FORMERLY MAGNOLIA COLOMBIA LTD.) NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended February 28, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

16.  SUBSEQUENT EVENTS (continued)

The Acquisition is an arm's length transaction for the purposes of the policies of the Canadian Securities Exchange ("CSE") and was structured as a plan of arrangement. GameSquare did not pay any finder's fees in connection with the Acquisition.

With the closing of the Acquisition, the Company satisfied the escrow release conditions pertaining to an agreement for a bought deal private placement financing and upsize led by Canaccord Genuity Corp., on behalf of a syndicate of underwriters (collectively, the "Underwriters"). Under the terms of the agreement, the Underwriters agreed to purchase on a bought deal private placement basis, 16,700,000 subscription receipts of the Company ("Subscription Receipts") at a price of C$0.42 per Subscription Receipt (the "Issue Price"), for aggregate gross proceeds of $7,014,000 (the "Offering"). The net proceeds of the Offering were held in escrow and released to the Company on March 18, 2021, the date designated by the Company as the escrow release date of the Offering, and each Subscription Receipt was automatically exercised into one unit of the Company (a "Unit") without payment of additional consideration.

Each Unit is comprised of one common share of the Company (a "Common Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.60 for a period of 36 months from the closing date of the Offering, subject to a Warrant acceleration right exercisable by the Company if, at any time following the date that is four months and one day from the date of the closing of the Offering, the daily volume weighted average trading price of the Company's common shares on the Canadian Securities Exchange is greater than $1.00 for the preceding five consecutive trading days.

As consideration for their services with respect to the Offering, the Underwriters received a cash commission of $490,980 and 1,169,000 warrants of the Company (the "Broker Warrants"), exercisable for a period of 36 months following the closing date, to acquire 1,169,000 Units of the Company. Each Unit consists of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable to purchase one common share of the company at an exercise price of $0.60 per common share for a period of 36 months from the Escrow Release Date. In addition, the Company incurred legal and other expenses totaling $159,995 in connection with the Offering.

Subsequent to February 28, 2021, the Company granted 1,762,766 options to consultants of the Company at weighted average exercise prices of $0.45 per common share and weighted average life of 5 years. 262,766 of these options vest immediately on the date of grant, 1,000,000 vest in 4 equal installments over 1 year and the remaining 500,000 vest in 8 equal installments over 2 years.

On March 1, 2021, the Company entered into an agreement to loan Reciprocity $250,000 at an interest rate of 8% with a maturity date of March 1, 2022.